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Annual Report
2001

ITT Industries
Engineered for life

Financial Highlights

(DOLLARS IN MILLIONS, EXCEPT EMPLOYEES AND PER SHARE AMOUNTS)

	2001	2000	1999
Operating Data			
Sales and revenues	**$4,675.7**	$4,829.4	$4,632.2
Operating income	**396.8**	493.1	415.2
Operating income, as adjusted[(a)]	**494.5**	493.1	410.6
Operating margin, as adjusted[(a)]	**10.6%**	10.2%	8.9%
Net income	**276.7**	264.5	232.9
Income from continuing operations, after-tax, as adjusted[(b)]	**280.2**	264.5	230.0
EBITDA[(a)]	**706.0**	696.9	593.0
Additions to plant, property and equipment	**174.0**	180.6	227.9
Research, development and engineering expense	**424.7**	391.2	264.4
Total assets, excluding discontinued operations	**4,508.4**	4,611.4	4,459.6
Net debt	**852.1**	949.6	906.4
Debt to total capitalization	**41.4%**	46.2%	49.8%
Total shareholders' equity	**1,375.8**	1,211.2	1,099.1
Employees at year-end	**38,000**	41,553	37,865
Per Common Share (Diluted)			
Net income	**3.05**	2.94	2.53
Income from continuing operations, after-tax, as adjusted[(b)]	**3.09**	2.94	2.50
Dividends declared	**.60**	.60	.60
Average common shares used to calculate diluted EPS	**90.6**	90.0	92.0
Book value per share	**$ 15.19**	$ 13.46	$ 11.95

(a) Operating income in 2001 and 1999, as adjusted, excludes restructuring and other special items or (income) before tax of $97.7 and $(4.6), respectively.
(b) Income from continuing operations, after-tax, in 2001, as adjusted, excludes restructuring and other special items after-tax of $63.5 and income from discontinued operations of $60.0. Income from continuing operations, after-tax, in 1999, as adjusted, excludes restructuring and other special items after-tax of $(2.9).

Pictured on cover

Lu Shuping
Value-Based Six Sigma
Black Belt,
Flygt, Shenyang, China

Lu Shuping is leading change in the way ITT Industries works. She belongs to the first wave of VBSS black belts at our company, project leaders trained to look at our operations through new – and more knowing – eyes. Using fact-based discovery, Shuping sees each challenge in sharp focus. With team facilitation skills and statistical process control tools, she can test each solution before implementing the best. Line production. Logistics. Inventory. One project at a time – one success after another – Shuping moves our Flygt Shenyang facility closer to peak performance. By seeing her business clearly, she is helping our company see real results.

It begins with one vision



ITT Industries' vision is to be a premier multi-industry company known for its management talent, market leadership and operational excellence. The company will be respected for the quality and integrity of our people, products and processes. Through a focus on continuous improvement, we will produce high-quality engineered products and services that exceed the expectations of our customers. At ITT Industries, we create value for our shareholders through a growth-oriented, global portfolio of businesses that are leaders in their individual markets.

Yohan Baillot
Software Engineer,
Advanced Engineering &
Sciences, Naval Research
Laboratory, Virtual Reality Lab,
Washington, D.C.

Our vision lives in the imagination of our employees, like Yohan Baillot. As a software engineer for our Advanced Engineering & Sciences division, Yohan is one of the minds behind BARS, a helmet-mounted technology that allows soldiers to superimpose additional layers of reality over the world they see through their eyes. Imagine looking at a building and being able to see the hidden electrical system – overlaid like a blueprint in the air. Thanks to Yohan's vision, it is becoming a reality.

. . . focused on three core strategies

Leadership Development

To achieve our goals, we will depend on a highly motivated, well-trained workforce with strong leadership skills.

Growth

We will continue to grow our businesses both organically and through acquisitions.

Operational Excellence

We will make continuous improvement a way of life.



Jim Novacoski,
Principle Development Engineer
Fiber Optics,
ITT Industries, Cannon,
Santa Ana, California

The connection is clear. If you want to lead change, you have to imagine the world as it will be. Today, the telecommunications industry relies heavily on wire lines and our Cannon interconnects. But Jim Novacoski and a team of Cannon engineers have seen the future of telecommunications, a future increasingly dependent on fiber optics. For this beyond-copper world, they created the Photonics High Density interconnect, capable of carrying significantly more bandwidth with no optical performance degradation. Major telecommunications players are now incorporating our PHD™ technology into their all-optical systems, making us the true leader in this fast-growing market of the future.



. . . built on a set of shared values

For Employees: We will provide a caring work environment for our employees.

For Customers: We will deliver high-quality solutions that meet our customers' critical needs.

For Shareholders: We will be disciplined and effective in our use of capital.

For Communities: We will maintain our strong commitment to environment, safety, and health principles.

Victoria Schmidt
Regional Sales Manager,
Goulds Pumps Latin America,
Orlando, Florida

For five decades, two towns high in the hills of Jamaica had seen their plans for a modern water supply die on the drawing board. The catch was always high-energy costs. No one could imagine a way to push the water across 12 miles and up 1,200 feet without pushing up the price of the project. No one, that is, except the sales team from Goulds Pumps Latin America. They saw the solution in the Goulds Texas Turbines' efficient, powerful vertical turbine pumps. Today, those pumps are bringing the Roaring River right to residents' homes – and keeping costs down on an island where energy comes at a premium.

LEADING CHANGE:
ONE IMAGINATION AT A TIME



To Our Shareholders: 2001 was a year in which the human dimensions of business came to the forefront in an unprecedented way. ITT Industries was fortunate in that we did not suffer any direct losses from the terrorist attacks of September 11, but a large number of our employees – like so many others around the world – had friends, relatives, neighbors, and business associates who perished.

I was personally moved by the countless expressions of support that poured in from our employees around the world. Through their words and actions, they moved quickly to support their fellow employees, their company and the United States. I am extremely proud to be associated with this group of caring, dedicated people. I also want to recognize the contribution of our Defense employees, whose products and services help support the armed forces and protect the security of the United States and its allies.

We have made a conscious effort to highlight our employees throughout this year's Annual Report. We recognize that each of our employees makes a real difference in our ability to meet the needs of our customers and deliver outstanding returns to our shareholders.

I am pleased with ITT Industries' results for 2001, especially in light of the difficult economic and market conditions we faced during the year. I attribute our success in 2001 to two key factors. The most important of these is the strength of our management team. Despite the lack of market growth in most of our businesses, we were able to achieve margin, earnings and cash flow improvements during the year. This is directly attributable to the actions initiated by our management team in advance of the economy's decline and sustained during the year to improve our processes and manage costs.



In 2001, ITT Industries' total shareholder return was 32 percent, following an 18 percent return in 2000, performance that far surpassed the S&P 500 index and most of our peer group of multi-industry companies.

Our performance during the year also validated the strength of the diverse mix of businesses in our portfolio. Though we saw declines in our electronic components and industrial pumps businesses, our defense and water and wastewater businesses showed resilience that contributed to our overall financial strength. We were able to move forward, meeting and exceeding many of our key financial and operational objectives and taking important steps toward achieving our vision of becoming a premier multi-industry company.

We grew earnings by just under five percent and increased our operating margins by 40 basis points. Our free cash flow reached an all-time high of $303 million, or 6.5 percent of sales.

Investors recognized our company for its strong performance in the face of a difficult economic climate, and for our ongoing track record of meeting commitments. In 2001, ITT Industries' total shareholder return was 32 percent, following an 18 percent return in 2000, performance that far surpassed the S&P 500 index and most of our peer group of multi-industry companies.

Pursuing a Vision

In 2001, our Executive Council took a fresh look at the company's long-term vision, along with the strategies we are employing to achieve it. We are committed to becoming a premier multi-industry company, the hallmarks of which are long-term, consistent financial returns – particularly in the areas of revenue and earnings growth, profit margins and cash flow – along with superior levels of customer and employee satisfaction. This vision captures the expectations we have for ourselves in terms of management and leadership talent, market strength and the quality and integrity of our people, products and processes. To achieve this vision, we have defined three key strategies: leadership, growth and operational excellence.

Leadership is essential to success in achieving our vision. We have focused increasing resources and efforts on developing the next generation of leaders, creating a global cadre of bright, enthusiastic, flexible leaders who will continue to strengthen our competitive position. Through a new executive leadership training program launched in 2001 we are cultivating hundreds of "change agents" who anticipate market conditions and opportunities and who are creative, quick, and decisive in developing solutions.

During the year, we also strengthened our management succession program to include such elements as annual career development interviews with our executive team and an enhanced emphasis on developing management skills through job rotation. For the fourth consecutive year, a team of high-potential executives completed an intense two-week development program at Ashridge Management Institute in the United Kingdom. More than 125 executives, equivalent to almost one-quarter of our executive population, have now completed this program. Many of the ideas and suggestions first developed at Ashridge have now been implemented in the company.



In 2001, our broadly diversified array of market-leading products and the worldwide scope of our operations helped us overcome weakness in the telecommunications, aerospace and chemical sectors.

An important part of our strength as a multi-industry company is our commitment to a consistent way of doing business. During the year, we formalized the elements that make up our management system. We didn't change the way we do things. We simply documented the tools and disciplines that define the ITT Industries approach. As the company grows, we believe it is important to draw upon consistent fundamentals for managing our different businesses. We are an active management company, bringing to our operating businesses a shared approach to financial management, leadership development, and operational improvement.

Our management system provides the tools our managers need to deliver earnings growth regardless of economic and market conditions. Employees now have a blueprint that will help them develop the skills they need to succeed anywhere in our company, and investors can now see the system – the engine – that is driving ITT Industries' overall success.

Growth is another key to our ongoing success. We want to accelerate organic growth through enhanced new product development, penetration into new markets, and global expansion. As a multi-industry company, we are well positioned to weather the inevitable down cycles in specific markets in which we compete. In 2001, our broadly diversified array of market-leading products and the worldwide scope of our operations helped us overcome weakness in the telecommunications, aerospace and chemical sectors. Our Defense Electronics & Services business won a number of large strategic contracts that are now contributing to a record $2.6 billion backlog of business. Our water and wastewater business also performed well in 2001, offsetting margin pressures in the industrial sector.

This balanced business portfolio creates opportunities for us in other ways. We have the financial flexibility to continue investing in businesses that are experiencing difficult market conditions, while competitors with a more narrow focus may not have the resources to make these investments in down cycles. Combined with a strong balance sheet, our overall cash generation gives us the buying power to make acquisitions throughout the business cycle.

Acquisitions are an essential component of our ongoing growth plan, though challenging market conditions have dampened the pace of acquisitions. Still, we continue to pursue acquisitions that will enhance and complement our core businesses, such as electrical components, defense electronics, and water and wastewater treatment. In December, we acquired BIW Connector Systems in Santa Rosa, California. As the leading designer and manufacturer of power connectors for the oil/energy market, BIW will strengthen our existing Electronic Components business, broadening our reach into the connectors marketplace.

We remain focused on identifying attractive acquisition candidates that will help us build on core strengths and expand into adjacent markets when it enhances our competitive position. This continues to be a key element in our growth strategy, increasing our number of leadership positions in higher growth, higher margin businesses.



By eliminating re-work, scrap, and waste, we can reduce costs, improve cash flow and streamline the activities required to deliver products and services to our customers.

Our third key objective – operational excellence – defines our long-standing commitment to continuous improvement. Value-Based Six Sigma (VBSS) is a central element of our management system, and 2001 was its first full year in operation. VBSS is our overarching strategy for continuous process improvement. It includes a variety of management tools, focused on reducing errors, defects and inefficiencies in both operational and behind-the-scenes processes. The ultimate result of improving these processes is to increase quality and productivity in the company. By eliminating re-work, scrap, and waste, we can reduce costs, improve cash flow and streamline the activities required to deliver products and services to our customers.

Training for this company-wide, multi-faceted continuous improvement program began in 2000, and we began to reap benefits in 2001. Two hundred eighty VBSS black belts and forty champions were assigned full time to value-producing projects at every company throughout ITT Industries. Their efforts resulted in $137 million in documented savings. In 2002, we will launch green belt skills training for an additional two thousand employees. They will be trained through an on-line curriculum developed in conjunction with the University of Michigan. We are confident that our VBSS initiative will play an even bigger role in our earnings growth going forward.

The VBSS effort has other benefits as well. With our new Value-Based Product Development component, introduced in late 2001, we now have a systematic process for capturing the voice of the customer very early in the product design process. VBSS projects help foster a high-energy atmosphere of accelerating change. We are not afraid to question the status quo, to look for a better way of doing things, and the result is an organization that is more flexible, nimble and innovative.

2001 Business Segment Performance

We recently changed the names of our four business segments to better reflect their composition and the markets in which they compete.

The strongest performance in 2001 came from the Defense Electronics & Services segment (formerly Defense Products & Services). During the year, all of our defense businesses achieved multi-year, strategic contract wins, led by the Aerospace/Communications Division (A/CD), which was awarded a $580 million contract from the U.S. Federal Aviation Agency to provide the next-generation NEXCOM air traffic control radios. A/CD also won a $400 million contract from General Dynamics to provide state-of-the-art and highly secure digital combat radios and High Capacity Data radios for the British Ministry of Defence.

In Fluid Technology (formerly Pumps & Complementary Products), we continue to see growth in the water and wastewater areas, driven by regulatory compliance in the developed world, as well as increased business in China and other emerging markets. As these countries develop, they increasingly rely on our innovative pumping technology to help them build the infrastructure for their maturing societies. In 2001, our Flygt business received a record order for 195 submersible mixers for the



When you create the best products in the most cost-efficient manner ... when you share a vision, strategies and management system with 38,000 employees around the world ...

first-ever wastewater plant being built in Shaoxing, China. Flygt continues to generate orders and awards for the innovative N-pump, a non-clogging pump which also differentiates itself from the competition by requiring much less energy than similar wastewater pumps.

After an outstanding year in 2000, our Electronic Components segment (formerly Connectors & Switches) experienced a market reversal in 2001. Revenues declined by 16 percent compared to the prior year, due to an industry-wide inventory buildup and a simultaneous drop in demand for telecommunications and electronics equipment. We expect demand in these markets to stabilize in 2002, but at much reduced levels. As a result, we continue to take steps to better position this segment to meet expected lower demand. We believe in the long-term prospects for this market and we remain focused on actions that strengthen our competitive position. New products, like our Photonics High Density interconnect, will open new markets and drive growth for our Electronic Components segment well into the future. We continue to look for opportunities for new acquisitions to build on our leadership position in the switch and keypad areas, where we are already the largest global producer.

Our Motion & Flow Control segment (formerly Specialty Products) achieved market share gains in the automotive tubing business and continued to show strong margin performance in the brake pad business. We saw gains in 2001 in our market position in aerospace controls, though this was offset by weakness in the leisure marine business. During the year, we announced a strategic review of the automotive tubing business which is still underway.

2001 – A Year of Transitions

In late 2001, Brenda Reichelderfer was named President of our Motion & Flow Control segment. Brenda has been with our company for nearly two decades, holding a variety of engineering, operations and executive positions in our Defense business and most recently leading our Flow Control group. Brenda replaces Richard Hamilton, who retired from the company after 30 years of service. We appreciate the many contributions he made during that long tenure.

During the year we also welcomed two new members to the ITT Industries Board of Directors – Markos Tambakeras and Frank MacInnis. As President and CEO of Kennametal, Inc., Markos brings expertise in leading and improving businesses similar to ours, including broad international experience. Frank is Chairman and Chief Executive Officer of EMCOR Group, Inc., a global construction and facility management company. His international experience and focus on consistent long-term growth will provide strong support in the evolution of our business strategy.

At this time, we also say thank you and goodbye to several long-time Board members. Travis Engen, who served as Chairman and Chief Executive of ITT Industries since we became independent in 1995, left the Board at the completion of his term in May. As announced last year, he joined Alcan, Inc. of Canada as its President and Chief Executive Officer.



... when you embrace and lead change, that's when you are best positioned to deliver on your commitments.

Two other board members also retired in May. Michel David-Weill, Chairman of Lazard Freres & Co. LLC, had served on the boards of ITT Industries and ITT Corporation since 1981. General Edward C. Meyer, Chairman of Mitretek Systems and former chief of staff of the United States Army, also served on both the ITT Industries and ITT Corporation boards since 1986. These individuals have made valuable contributions to both boards over the years.

Positioned for Continued Success

I am excited by our prospects in 2002 and beyond. While the uncertain economic climate will continue to have an impact particularly in the early part of the year, we will move forward confident in the knowledge that our company is well positioned to succeed even if these unfavorable market conditions persist.

We are leaders and innovators in all the markets we serve, focused on developing highly engineered technologies and services that meet critical needs. Our employees share in the belief that many opportunities for improvement remain. And while we are pleased with our progress, we are convinced that we can accelerate the rate of improvement even further.

When you create the best products in the most cost-efficient manner ... when you share a vision, strategies and management system with 38,000 employees around the world ... when you embrace and lead change ... that's when you are best positioned to deliver on your commitments.

ITT Industries is prepared to meet that challenge – today and tomorrow.

Louis J. Giuliano
Chairman, President and Chief Executive Officer

Leadership Development. Our leadership development initiatives focus on building competencies that create a climate of trust and mutual respect for all of our employees. Our leaders will serve as mentors, role models, coaches and facilitators. We will communicate openly, allowing adequate opportunities for dialogue and discussion. Together, we will foster an environment in which each employee plays a vital part in our shared success.





Top to bottom:
Richard Duffy, Vice President and Director, Business and Market Development, Fluid Technology

Jeff Bolland, Director of Software Engineering, Avionics







Top to bottom:
John Zaccaria, Director of Advanced Projects – Engineering, Avionics

Robert Pagano, Vice President, Finance and Controller, Fluid Technology

Jeff Gernitis, Vice President and Director of Engineering, Avionics





Top to bottom:
Diane Farley, Vice President and Director, Human Resources, Fluid Technology

Bob Palazzo, Director of Advanced Programs, Avionics



THINKING AHEAD

Bob Lehman of Avionics and Roy Sheldon of Fluid Technology

ITT Industries produces superior connectors, imagers, sounders ... and leaders. With our formal leadership training program, the company is making a clear distinction between managing and leading. You manage processes; you lead people. And you need to do both – very well – to be a world-class company. The learning sessions reinforce everything from coaching to mastering change management, and involve everyone from ITT Industries' CEO to senior staff membe[rs] in our smallest value centers. True leaders – our leaders – know that knowledge has no end. They belong to a learning organization where leading change is always lesson number one.

Growth. We will build on strong existing core markets through an intense focus on our customers' needs. Our organic growth will be accelerated by new product introductions, geographic expansion and the development of adjacent markets in which we can achieve leadership positions. We will identify acquisitions that offer opportunities for synergy and growth. Our efforts to enhance cash flow throughout the company will provide the financial flexibility to sustain this growth strategy.



Nearly 200 of Flygt's submersible mixers will help power the first-ever wastewater treatment plant for Shaoxing, China, and its one million residents.



THINKING BIG

Clockwise, from back left: Jeff Xu, Haoding Yang, Sherwin Ma, Mengxing Yau, Peter Mui, Cathleen Quo, Flygt China Sales Team, Shanghai, China

Nearly one out of every five ITT Industries employees calls China home. In a country where presence matters, we now have eleven production factories and eight sales offices. Goulds Pumps was chosen to power one of the largest construction projects ever undertaken by mankind – the Three Gorges Dam on the Yangtze River. We sell connectors, switches and keypads to manufacturers who make 90 percent of the mobile phones in China. And our Flygt China sales team landed a record order in 2001 – 195 submersible mixers for the first-ever wastewater treatment plant in Shaoxing.

Operational Excellence. We will use the best tools available to improve our processes, with Value-Based Six Sigma as the centerpiece. We will continue to raise the level of expectation as we achieve steady improvement in the quality of our products and services. We will stimulate and embrace change in our continuous pursuit of success.



Galfer produces more than 350,000 brake pad backplates each day.



THINKING SMART

VBSS Team, ITT Industries Galfer, Barge, Italy: Mauro Salini, Champion / Fabio Bongiovanni, Black Belt / Alessandro Aimar, Black Belt

Imagine Albert Einstein with a supercomputer. That's what it was like when our Galfer friction materials business got its hands on Value-Based Six Sigma. With this new continuous improvement tool, the most efficient and productive operation within ITT Industries became an even more streamlined organization. In 2001, the business saved better than $1 million by re-examining its purchasing practices and re-engineering the production and painting processes for its brake pads and shoes. VBSS is taking hold throughout ITT Industries and taking out big costs – $137 million in 2001 alone. It's a powerful tool that lets even the best become better.

ITT Industries at a Glance

We are a global multi-industry company, with strong core positions in attractive markets and an "engineered solutions" focus.

Dollars in millions. All figures exclude restructuring and other special items.

Revenue Profile

39% Fluid Technology
28% Defense Electronics & Services
19% Motion & Flow Control



Global Profile

60% United States
26% Europe
6% Asia Pacific



Segment Sales & Revenues



1998 $4,434.2
1999 $4,617.7
2000 $4,828.6
2001 $4,675.7
$4,000

Segment Operating Margin



1998 8.7%
1999 10.1%
2000 11.3%
2001 11.7%
0%

Earnings Per Share



1998 $1.25
1999 $2.50
2000 $2.94
2001 $3.09
$0

Free Cash Flow



1998 -$24.4
1999 $115.3
2000 $234.0
2001 $302.6
$0

Segment Profiles

Fluid Technology
Revenue Profile

57% Water/Wastewater
19% Industrial
17% HVAC
7% Engineered Valves



Defense Electronics & Services
Revenue Profile

50% Defense Electronics
50% Systems & Services



Motion & Flow Control
Revenue Profile

49% Automotive Fluid Systems
16% Friction Materials
14% Jabsco/Rule
9% Shock Absorbers
7% Aerospace Controls
4% HydroAir
1% Conoflow



Electronic Components
Revenue Profile

36% Communications
20% Military/Aerospace
19% Industrial
13% Transportation
6% Computer
6% Consumer



Fluid Technology
Global Profile

57% North America
30% Europe
7% Asia Pacific
6% Other



Defense Electronics & Services
Global Profile

86% United States
14% International



Motion & Flow Control
Global Profile

60% North America
36% Europe
4% Other



Electronic Components
Global Profile

41% North America
39% Europe
20% Asia Pacific











Fluid Technology

We are the world's largest supplier of wastewater and water treatment equipment, with the biggest global distribution network in the industry.

Brand	Products
Flygt	Wastewater pump systems and mixers
Goulds Pumps	Water, irrigation and industrial pump systems
Lowara	Water, irrigation, building trades and light industry pump systems
Sanitaire	Treatment and aeration systems
Bell & Gossett	Commercial and residential HVAC systems
Engineered Valves	Industrial valves, BioPharm skids
Richter	Chemical and pharmaceutical pump and valve systems
Vogel	Water, wastewater and industrial pump systems
McDonnell & Miller	Boiler and level controls for HVAC systems
Hoffman	Products for steam and hydraulic systems
Standard	Heat exchangers
A-C Pump	Fire pump systems

2001 Highlights

- Revenues for the water/wastewater business grow 5 percent on a constant currency basis.
- VESS Black Belts complete more than 150 continuous improvement projects, resulting in more than $45 million in savings.
- Goulds Pumps is selected to provide pumps for the Three Gorges Dam on the Yangtze River in China, the largest construction project ever undertaken by mankind.
- ITT Industries sponsors Stockholm Junior Water Prize for fifth consecutive year.
- PumpSmart™ Control Solutions, which provides internal logic for pumping systems, wins the 2001 Engineering Excellence award from the Institute of Chemical Engineers.
- A-C Pump introduces NS series of non-clog pumps for wastewater, stormwater and dewatering applications.
- Engineered Valves develops the Fabri-Valve C88 R/S low discharge slurry valve that improves seat life and reduces external discharge during cycling.
- The acquisition of Cotter Corporation, which manufactures modular processing systems and subsystems, elevates ITT Industries to a leading position in the U.S. pharmaceutical and bioprocessing skid marketplace.
- The acquisition of Precision Stainless, Inc. in Springfield, Missouri, makes ITT Industries the leading provider of process vessels for biopharmaceutical companies in the U.S.

Defense Electronics & Services

We are a leading supplier of sophisticated military technology to the U.S. and allied governments, as well as law enforcement agencies and other commercial customers.

Division	Products
Advanced Engineering & Sciences (AES)	Homeland defense, telecommunications systems and information technology
Aerospace/ Communications Division (A/CD)	Voice/data systems and satellite technology
Avionics	Airborne electronic warfare systems
Night Vision	Night vision equipment
Systems Division	Technical and support services, space payload processing and radar systems

2001 Highlights

- Order backlog reaches record $2.6 billion and positions Defense Electronics & Services for strong growth through at least 2005.
- VBSS projects contribute more than $28 million in savings.
- A/CD lands two new program wins – *air traffic control radios for the Federal Aviation Agency and battlefield radios for the British Ministry of Defence – totaling $1 billion.*
- Avionics AN/ALQ-172 is cited by the U.S. Air Force as the "most successful electronic countermeasures system" in its inventory.
- AES wins two contracts from the U.S. Army and Navy – worth up to $200 million – to support research and development *prototyping for special operations applications.*
- Systems Division is awarded a number of key contracts – for logistics support, radar systems, communications systems design, integration and support – that will double revenues over the next decade.
- AES provides technology *and logistics support for the U.S. National Missile Defense program.*
- A/CD is selected to modernize Global Positioning Satellites and GOES weather satellites.
- Night Vision develops a night vision camera system to enhance aviator training, reconnaissance and battlefield assessment.

Motion & Flow Control

We enjoy leadership positions in niche markets, including automotive components, leisure marine and aerospace controls.

Brand	Products
Fluid Handling Systems	Automotive brake tubing and fuel lines
Galfer	Brake pads
Aerospace Controls	Aircraft fuel systems and actuators
Jabsco/Rule	Leisure marine products and accessories
Flojet	Specialty flow control pump systems
HydroAir	Whirlpool pump systems
KONI	Shock absorbers – railway, bus, truck and specialty auto

2001 Highlights

- ITT Industries announces strategic review of Fluid Handling Systems business.
- Every company in the Motion & Flow Control segment contributes VBSS savings, bringing total savings to more than $34 million.
- Jabsco's silent-running energy-efficient Sensor-Max™ pump wins the Innovation Award from the National Marine Manufacturers Association.
- The new Rule® ECO-Switch, used for activating marine electric bilge pumps, features no moving parts that can get jammed or contaminated.
- KONI introduces the 2812 MKII shock which provides maximum control over the damping forces created in race cars.

Electronic Components

We are a leading provider of electronic interconnects and the world's largest manufacturer of switches and conductive rubber keypads used in telecommunications, industrial, aerospace and medical applications.

Brand	Products
Cannon	Connectors, interconnects, cable assemblies, keypads, switches, dome arrays, interface control products and systems, I/O card kits, smartcard systems and LAN components
Network Systems & Services (NS&S)	Network systems and infrastructure systems

2001 Highlights

- R&D spending climbs 8 percent as focus on new products continues to increase.
- The smooth integration of three recent acquisitions – STX keypads, C&K switches and MMI dome arrays – contributes an immediate stream of revenues and earnings.
- *Electronic Components generates more than $28 million in* VBSS savings.
- NS&S partners with Home Director, a supplier to the home networking market, to distribute and market DiLAN™ technology, an ITT Industries networking system that consolidates wiring for residential cable, phone, audio, security and satellite systems.
- NS&S partners with 3M to distribute our VF-45* duplex fiber optic system for fiber-to-the-desk applications.
- New Photonics High Density Interconnect positions Cannon *for leadership in fiber-optic telecommunications market.*
- Cannon develops C&K KDS intrusion switches to protect PCs, telecomm equipment and cellular base stations.
- Cannon introduces the industry's smallest side-activated tact switch for cell phones, PDAs and automotive electronics.

*VF-45 is a registered trademark of 3M Company.

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Highlights

For the years ended December 31, ITT Industries, Inc. (the "Company" or "ITT") reported the following (in millions):

	2001[(a)]	2000	1999[(b)]
Sales and revenues from continuing operations	**$4,675.7**	$4,829.4	$4,632.2
Operating income from continuing operations	**$ 494.5**	$ 493.1	$ 410.6
Income from continuing operations, after-tax	**$ 280.2**	$ 264.5	$ 230.0

(a) 2001 figures are adjusted to exclude restructuring and other special items of $97.7 pretax or $63.5 after-tax. Reported operating income from continuing operations was $396.8. Reported income from continuing operations, after-tax, was $216.7.

(b) 1999 figures are adjusted to exclude restructuring and other special items of $(4.6) pretax or $(2.9) after-tax. Reported operating income from continuing operations was $415.2. Reported income from continuing operations, after-tax, was $232.9.

Fluid Technology's Water & Wastewater Business:
The Water & Wastewater business of the Company's Fluid Technology segment grew 5% before the impact of foreign exchange translation (2% after the impact of foreign exchange), and recorded a number of multi-million dollar international contracts related to water treatment projects in the United Kingdom, China and Singapore.

Defense Electronics & Services' Contract Wins:
The Company's Defense Electronics & Services segment realized several significant contract wins during 2001 including a contract to provide new digital communications equipment for the Federal Aviation Administration's air traffic control for an estimated $580 million, a $143 million contract to build land based radar systems for Egypt, a network communications system contract for the U.S. military community for an estimated $125 million, a $77 million contract to provide operations and maintenance support to the U.S. Military Command and Control, and a $39 million contract to upgrade the Global Positioning Satellite System.

Motion & Flow Control:
The Company's Fluid Handling Systems business grew 3% despite a 5% decrease in North American and European build rates.

Electronic Components' New Products:
The Company's Electronic Components segment continued its pattern of innovation and increased its proportion of revenues from new products to 36% of total sales, which supported an increase in operating margin in the year despite a global downturn in its primary end-markets. ITT defines new products as the year of introduction plus three years.

Cash Flow:
Working capital initiatives resulted in a continued reduction in operating working capital (defined as accounts receivable plus inventory less accounts payable at year-end) as a percentage of annualized sales from 19.5% in 2000 to 18.5% in 2001. This reduction contributed to record free cash flow (defined as net cash from operating activities less capital expenditures) of $302.6 million.

Value-Based Six Sigma:
ITT expanded its Value-Based Six Sigma ("VBSS") initiative through the year and now has more than 280 Black Belts and more than 40 Champions trained worldwide. VBSS is a key component of the ITT Management System and the overarching discipline under which the Company will drive toward operational excellence, improve efficiencies and accelerate new product introductions.

New Chairman, President and Chief Executive Officer:
In March 2001, Louis J. Giuliano assumed the role of Chairman, President and Chief Executive Officer of the Company.

New Segment Names and Realignment of Engineered Valves:
The Company has renamed its segments to better reflect the nature of the businesses. The former Pumps & Complementary Products segment has been renamed Fluid Technology; the former Defense Products & Services segment has been renamed Defense Electronics & Services; the former Specialty Products segment has been renamed Motion & Flow Control; and the former Connectors & Switches segment has been renamed Electronic Components. In addition, a change was made in the Company's internal management reporting structure such that the Engineered Valve business ("EV") now reports into the Fluid Technology segment. The Company believes that the markets served by EV are more closely aligned with those of the Fluid Technology businesses. EV was previously part of the former Specialty Products segment structure. The Company has conformed its segment reporting accordingly and has reclassified comparative prior period information to reflect this change.

When Jabsco's Sensor-Max™ pump hit the market in August 2001, marketing manager Dick Lee heard the same question from pleasure boaters and RV owners: "Why hasn't the industry done this before?" The answer is that before John Fong put his mind to it, no one could figure out a way to provide variable speed technology at low cost. For one-tenth the cost of existing technology, John designed a sensor that prevents cycling – the "on-off action" that occurs at low flow and causes pipes to rattle, lights to blink and power to surge. The Sensor-Max™ pump is now building a steady flow of delighted customers.





Results of Operations

Year Ended December 31, 2001 Compared to
the Year Ended December 31, 2000:
Sales and revenues in 2001 were $4.68 billion, a decrease of $153.7 million, or 3.2%, from 2000 ($93.0 million, or 1.9%, excluding the impact of foreign exchange). The decrease is primarily attributable to the downturn in the communications and industrial connectors markets of Electronic Components and the scheduled wind down of certain Defense Electronics & Services contracts. These declines were partially offset by new contract revenue at Defense Electronics & Services and revenues from acquisitions made in 2000.

Operating income of $396.8 million in 2001 was $96.3 million lower than the prior year due to the $97.7 million restructuring and other special items taken in 2001. See Status of Restructuring Activities under Liquidity and Capital Resources. Excluding the restructuring and other special items, 2001 operating income was $1.4 million higher than the prior year. Operating margin of 10.6%, adjusted to exclude the restructuring and other special items, was 40 basis points higher than the margin for 2000. This increase is primarily due to process improvement efforts, cost control actions taken to address the slowing economic environment, and improved product mix.

Interest expense of $62.0 million (net of interest income of $6.8 million) decreased $13.2 million from 2000 due to a favorable change in average interest rates and increased cash from operations, partially offset by higher average debt in the first half of 2001 associated with several acquisitions made in 2000.

The effective income tax rate for 2001 was 35% compared to the rate of 37% for 2000. The decrease in the effective tax rate is due to several initiatives taken in 2001 and 2000 to reduce the structural rate. The Company expects the effective tax rate for 2002 to be 32% driven by further initiatives and the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which eliminates goodwill amortization expense. See Accounting Pronouncements for a discussion of SFAS No. 142.

Net income from continuing operations in 2001 was $216.7 million or $2.39 per diluted share. Excluding the $97.7 million ($63.5 million after-tax) restructuring and other special items in 2001, net income from continuing operations was $280.2 million, or $3.09 per diluted share, compared to $264.5 million, or $2.94 per diluted share, in 2000. The increase in net income, as adjusted for the restructuring and other special items, was primarily due to a decrease in interest expense and the lower effective tax rate.

During the fourth quarter of 2001, the Company reassessed accruals for discontinued operations, determined that activities related to those accruals would be completed for $60.0 million less than originally estimated and reversed the related accruals into income. The excess was primarily related to favorable experience in the resolution of two automotive arbitration claims in late 2001 and early 2002 (including income tax related claims), legal, environmental and warranty claims, and other income tax issues. See Sales of Automotive Businesses under Risks and Uncertainties.

Year Ended December 31, 2000 Compared to
the Year Ended December 31, 1999:
Sales and revenues in 2000 were $4.83 billion, an increase of $197.2 million, or 4.3%, over 1999 ($359.9 million, or 7.8%, excluding the impact of foreign exchange). The increase is attributable to several acquisitions made in 2000 and the second half of 1999, as well as organic growth, partially offset by the absence of a defense settlement received in 1999 and the scheduled wind down of certain Defense contracts.

Operating income of $493.1 million in 2000 was $77.9 million higher than the prior year. Operating income for 1999 of $415.2 million included a $4.6 million credit related to restructuring and other special items. Excluding restructuring and other special items from 1999, operating income was $82.5 million higher than the 1999 comparative operating income of $410.6 million. The related operating margin improved to 10.2% from 8.9% in 1999, excluding restructuring and other special items. The increases in operating income and margin were the result of higher sales volumes, a significant improvement in productivity, lower pension expense and the introduction of new, more profitable products.

Interest expense of $75.2 million (net of interest income of $17.9 million) increased $28.4 million on higher average debt levels due to the repurchase of shares in the first quarter of 1999, several acquisitions made in 2000 and the second half of 1999, and higher average interest rates.

Net income from continuing operations in 2000 was $264.5 million, or $2.94 per diluted share, compared to $232.9 million, or $2.53 per diluted share, in 1999 ($230.0 million, or $2.50 per share, excluding restructuring and other special items recorded in 1999). The Company's effective tax rate was 37% in both 2000 and 1999.

In the middle of Pennsylvania, more than a dozen Cannon engineers act as middlemen between customers' desires and connector designs. The Harrisburg Design Center is more than a think tank; it's a "think-and-do" operation where Cannon salespeople come in to share customer needs, and working product prototypes go out to the company's manufacturing facilities for full-scale production. In between, the engineers combine left-brain logic with right-brain creativity to forge forward-thinking technologies that are at the center of Cannon's competitive advantage.

Business Segments

Sales and revenues and operating income for each of the Company's business segments were as follows (in millions):

Year Ended December 31,	Fluid Technology	Defense Electronics & Services	Motion & Flow Control	Electronic Components	Corporate, Elimination and Other	Total
2001						
Sales and revenues	**$1,829.7**	**$1,304.8**	**$898.7**	**$647.0**	**$ (4.5)**	**$4,675.7**
Operating income (expense):						
Before restructuring and other special items	**218.4**	**123.6**	**117.7**	**85.9**	**(51.1)**	**494.5**
Restructuring and other special items	**(16.0)**	**–**	**(8.1)**	**(69.6)**	**(4.0)**	**(97.7)**
Total operating income	**$ 202.4**	**$ 123.6**	**$109.6**	**$ 16.3**	**$(55.1)**	**$ 396.8**
2000						
Sales and revenues	$ 1,834.2	$ 1,334.6	$ 888.9	$ 774.6	$ (2.9)	$ 4,829.4
Operating income	$ 206.2	$ 117.3	$ 124.3	$ 99.0	$ (53.7)	$ 493.1
1999						
Sales and revenues	$ 1,814.3	$ 1,413.9	$ 877.9	$ 516.0	$ 10.1	$ 4,632.2
Operating income (expense):						
Before restructuring and other special items	173.6	108.8	123.7	62.1	(57.6)	410.6
Restructuring and other special items	(6.0)	3.9	(3.0)	9.7	–	4.6
Total operating income	$ 167.6	$ 112.7	$ 120.7	$ 71.8	$ (57.6)	$ 415.2

Fluid Technology's sales and revenues of $1.83 billion declined $4.5 million, or 0.2%, from 2000. The decrease reflects the impact of foreign exchange translation and continued weakness in the industrial pump markets partially offset by higher volume within the water and wastewater markets. 2001 operating income before restructuring and other special items was up $12.2 million compared to 2000 operating income due to improved product mix, continued process improvements and cost reduction initiatives. Sales for 2000 increased $19.9 million, or 1.1%, from 1999. The adoption of Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10") resulted in an increase in revenues and cost of sales of approximately $16 million in 2000 compared to 1999. The Company did not restate 1999 sales for EITF 00-10 as restatement was impracticable. In addition, higher volume within the construction and water and wastewater businesses were partially offset by the impact of foreign exchange translation and softness in industrial pumps markets. Operating income for 2000 was up $32.6 million compared to 1999 operating income, excluding restructuring and other special items, due to higher prices, higher productivity, a foreign exchange gain recognized upon the liquidation of foreign businesses and the benefits of restructuring and cost initiatives.

Defense Electronics & Services' sales and revenues of $1.30 billion decreased $29.8 million, or 2.2%, compared to 2000. The decline is primarily due to the scheduled wind down of certain large contracts partially offset by the contribution of new contract revenue. Operating income for 2001 was $6.3 million greater than 2000 operating income due to improved margins on certain mature contracts, higher profitability on new contracts, and cost control actions. Sales and revenues for 2000 declined $79.3 million, or 5.6%, compared to 1999. The decrease was due to the scheduled wind down of certain large contracts, the absence of a $25.6 million claim settlement received in 1999, and lost revenue from the sale of the GaAsTEK business (sold in the first quarter of 2000) partially offset by an entire year of revenues from the December 1999 acquisition of Stanford Telecommunications, Inc.'s space and defense communications businesses (which contributed incremental sales and revenue of approximately $120 million in 2000). Operating income for 2000 was $8.5 million greater than 1999 operating income, excluding restructuring and other special items, primarily due to margin improvements from product/program mix.

Motion & Flow Control recorded sales and revenues of $898.7 million for the year, representing an increase of $9.8 million, or 1.1%, over 2000. The increase is due to automotive market share gains in Europe and North America and sales growth in the Aerospace Controls business partially offset by softness in the leisure marine market, the impact of the decline in North American automotive build rates and the impact of foreign exchange translation. Operating income, before restructuring and other special items, was $6.6 million, or 5.3%, lower than 2000 operating income due to softness in the leisure marine market and







start-up costs associated with new European programs at Fluid Handling Systems partially offset by process improvements at North American Fluid Handling Systems and higher sales volume at Aerospace Controls. Revenues for 2000 represent an increase of $11.0 million, or 1.3%, over 1999. The inclusion of the 1999 acquisitions of Flojet Corporation and HydroAir Industries for an entire year (which combined added approximately $46 million of sales and revenues in 2000) was partially offset by the impact of foreign exchange translation. Operating income for 2000 was flat with 1999 operating income, excluding restructuring and other special items.

Electronic Components' sales and revenues were $647.0 million in 2001, representing a decrease of $127.6 million, or 16.5%, from 2000. The decrease reflects a downturn in the communications and industrial markets and the negative impact of foreign exchange translation partially offset by revenues from acquisitions made in 2000 (which combined added approximately $64 million of incremental sales). Operating income, before restructuring and other special items, was down $13.1 million, or 13.2%, from 2000 due to declines in volume partially offset by cost reduction actions and continued process improvements. In 2000, sales and revenues increased $258.6 million, or 50.1%, compared to 1999 primarily due to the 1999 acquisition of STX Pte. Ltd. ("STX") and the 2000 acquisitions of C&K Components, Inc. ("C&K") and Man Machine Interface ("MMI") (incremental sales and revenues for these three acquisitions combined added approximately $143 million in 2000). The increase also reflects robust growth in the communications, industrial and transportation markets partially offset by the negative impact of foreign exchange translation. Operating income in 2000 was up $36.9 million, or 59.4%, from 1999, excluding restructuring and other special items. Higher volume, greater contributions from new products with higher margins, and improvements in manufacturing processes contributed to the increase.

Liquidity and Capital Resources

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short and long term basis. The Company plans to fund its anticipated 2002 cash requirements with future cash from operations supplemented, as required, by commercial paper borrowings. The Company has a revolving credit agreement with 20 domestic and foreign banks, which provides aggregate commitments of $1.0 billion and expires in November 2005. The revolving credit agreement provides backup for the Company's commercial paper program. Commercial paper borrowings at December 31, 2001 were $441.3 million. There were no borrowings under the credit agreement at December 31, 2001. The provisions of this facility require the Company to maintain an interest coverage ratio, as defined, in excess of 3.75 times. At December 31, 2001, the Company's interest coverage ratio was well in excess of the minimum requirement.

Cash Flows:
Cash flows from operating activities were $476.6 million in 2001, an increase of $62.0 million, or 15%, from $414.6 million generated in 2000. The increase is largely attributable to higher cash earnings, lower operating working capital levels, and the liquidation of non-operating assets resulting from several management initiatives. These items are partially offset by lower accrual levels due to various operating payments and the use of cash advances received in prior years.

Additions to Plant, Property and Equipment:
Capital expenditures during 2001 were $174.0 million, a decrease from $180.6 million in 2000. Approximately 32% of the 2001 spending occurred at Fluid Technology primarily related to the expansion of existing product lines, new product lines and custodial replacement. Approximately 25% was incurred at Motion & Flow Control for process improvements and the expansion of capacity in support of new business awards. Approximately 25% was spent at Electronic Components for new product introductions and manufacturing cost reduction initiatives. Defense Electronics & Services expended approximately 18% of the 2001 total, primarily related to the expansion of new and existing product lines, as well as custodial replacements. At December 31, 2001, contractual commitments have been made for future expenditures totaling approximately $27 million. The Company is targeting 2002 capital expenditures to be approximately 10% less than the amount spent during 2001.

Acquisitions:
During 2001, the Company spent approximately $91 million for several small acquisitions and investments. The acquisitions were accounted for as purchases and, accordingly, the results of operations of each acquired company are included in the consolidated income statement from the date of acquisition. The excess of the purchase prices over the fair values of net assets acquired of $72.1 million was recorded as goodwill. Goodwill associated with acquisitions made in the first half of the year was amortized over periods up to 40 years. Acquisitions made in the second half of the year had no goodwill amortization in accordance with SFAS No. 142. The Company also finalized purchase price allocations related to acquisitions made prior to 2001, which resulted in an increase in goodwill of $18.3 million. During 2000, the Company acquired C&K, MMI, and several other small companies for approximately $192 million. The acquisitions were accounted for as purchases. Goodwill of $173.9 million was recorded by the Company in 2000 and amortized over a period of 25 to 30 years. During 1999, the Company

Call it a strong chemical attraction. Global process markets are captivated by our new ICM chemical pump. Collaborating to create a pump that can safely and reliably handle aggressive liquids, our engineers from Richter in Germany, Vogel in Austria and Goulds Pumps in the U.S. each contributed a key piece of the puzzle. The sealless magnetic drive prevents dangerous emissions. A revolutionary bearing cartridge provides the highest operational safety and easy maintenance. And our patented SAFEGLIDE™ PLUS technology allows the pump to run dry without damage. How innovative is it? *Plant Engineering* and *Plant Services* magazines both named it their 2001 Product of the Year.



acquired Stanford Telecommunications, Inc.'s space and defense communications businesses, Flojet Corporation, STX, Sanitaire Corporation, HydroAir Industries, K and M Electronics, the assets of Energy Machine Service, Inc. and made an equity investment in DigitalGlobe Inc. The Company paid a total of approximately $545 million for these acquisitions. The acquisitions were accounted for as purchases. The excess of the purchase prices over the fair values of the net assets acquired and liabilities assumed of $416.1 million was recorded as goodwill and was being amortized over periods of up to 40 years. Effective January 1, 2002, the Company will cease recording goodwill amortization in accordance with the adoption of SFAS No. 142. See Accounting Pronouncements for further discussion of the impact of SFAS No. 142.

Status of Restructuring Activities:
On December 14, 2001, the Company announced a restructuring program to reduce structural costs and improve profitability. The Company recorded a charge of $97.7 million ($63.5 million after-tax, or $0.70 per diluted share) related to the closure of five facilities, the discontinuance of 21 products, the severance of approximately 3,400 persons and other asset impairments. The charge is primarily attributable to the Electronic Components segment where the downturn in the communications market has significantly reduced sales volume. The charge also impacts the Fluid Technology segment, the Motion & Flow Control segment and the Corporate Headquarters. The cash portion of the charge of $61.0 million primarily relates to severance and lease termination costs The non-cash portion of the charge of $36.7 million primarily relates to machinery and equipment that is impaired as a result of the announced plans or due to the downturn in the connector and switches market. These actions are expected to result in savings, net of period expenses, of $65.4 million in 2002 and $82.2 million in 2003. As of December 31, 2001, 1,200 persons or 35% of the planned reductions had taken place. All of the actions are expected to be complete by December 31, 2002.

In the fourth quarter of 1999, the Company recorded $20.2 million of charges related to restructuring activities, primarily for the closure of four facilities and severance of 324 persons. The Company also recorded $20.0 million of goodwill write-offs. Additionally, during the fourth quarter of 1999, the Company assessed its restructuring accruals established in 1998, determined that activities related to those accruals would be completed for $44.8 million less than originally estimated and reversed the related accruals into income. The excess was primarily the result of favorable experience in employee separations and asset disposal costs which were not required. The net effect of the reversal of 1998 accruals and the 1999 restructuring and asset write-offs was an increase to 1999 operating income of $4.6 million and diluted earnings per share of $0.03. As of December 31, 2001, all of the prior years' restructuring actions were substantially complete with $2.5 million remaining primarily associated with severance run-off in Europe and remaining lease payments.

See Note 4, Restructuring and Other Special Items, in the Notes to Consolidated Financial Statements for a detailed discussion.

Sale of Assets and Businesses:
In the second quarter of 2001, the Company sold two corporate planes for $30.7 million and other plant, property, and equipment across all businesses for $11.8 million. The planes are being leased by the Company in the form of operating leases. In 2000, the Company generated divestiture proceeds of $47.6 million. In the first quarter of 2000, the Company sold the net assets of GaAsTEK, a business in the Defense Electronics & Services segment, for $28.3 million. The remaining $19.3 million of cash proceeds from the sale of assets represents plant, property, and equipment sales across all businesses. During 1999, the Company made three significant divestitures, Palm Coast Utility Corporation, Carbon Industries, Inc. and assets of Community Development Corporation, which in aggregate generated $96.5 million of cash. In addition, the Company generated $11.2 million of proceeds from plant, property, and equipment sales across all businesses.

Share Repurchase:
In 2001, 2000, and 1999, 3.5 million, 1.7 million, and 2.2 million shares, respectively, were repurchased to offset the dilutive effect of exercised stock options. During 1999, the Company repurchased an additional 8.1 million shares.

Debt and Credit Facilities:
Debt at December 31, 2001 was $973.4 million, compared to $1.04 billion at December 31, 2000. Cash and cash equivalents were $121.3 million at December 31, 2001 compared to $88.7 million at December 31, 2000. The decrease in net debt (defined as total debt less cash and cash equivalents) of $97.5 million was due to strong free cash flow partially offset by the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which raised long-term debt by $42.5 million for the value of interest rate swaps at December 31, 2001.

Contractual Obligations:
For disclosure of the Company's contractual obligations and commercial commitments, including long-term debt, capital and operating lease obligations, and lines of credit, see Note 14, Leases and Rentals, and Note 15, Debt, in the Notes to the Consolidated Financial Statements.



Market Risk Exposures

The Company, in the normal course of doing business, is exposed to the risks associated with changes in interest rates, currency exchange rates, and commodity prices. To limit the risks from such fluctuations, the Company enters into various hedging transactions that have been authorized pursuant to the Company's policies and procedures. See Note 1, Accounting Policies, and Note 16, Financial Instruments, in the Notes to Consolidated Financial Statements.

To manage exposure to interest rate movements and to reduce its borrowing costs, the Company has borrowed in several currencies and from various sources and uses interest rate swaps. The Company has several fixed to floating interest rate swap agreements for a notional amount of $349.4 million. As a result of the swaps, the interest expense on substantially all of the Company's long-term debt is calculated on a variable, rather than fixed rate, basis. Terms of the agreements match the terms of the fixed debt and reference 3-month LIBOR. The carrying value of these swaps at December 31, 2001 was $46.2 million, including $3.7 million of accrued interest.

At December 31, 2001 and 2000, the Company's short-term and long-term debt obligations, net of cash, were $852.1 million and $949.6 million, respectively. Based on these positions and the Company's overall exposure to interest rates, changes of 21 and 71 basis points (equivalent to 10% of the Company's weighted average short-term interest rates at December 31, 2001 and 2000, respectively) on the Company's cash and marketable securities, and on its floating rate debt obligations and related interest rate derivatives, would have a $1.7 million and $6.4 million effect on the Company's pretax earnings for the years ended December 31, 2001 and 2000, respectively. Increases of 79 and 85 basis points in long-term interest rates (equivalent to 10% of the Company's weighted average long-term interest rates at December 31, 2001 and 2000, respectively) would have a $3.6 million effect on the fair value of the Company's fixed rate debt for each of the years ended December 31, 2001 and 2000.

The multinational operations of the Company are exposed to foreign currency exchange rate risk. The Company utilizes foreign currency denominated forward contracts to hedge against adverse changes in foreign exchange rates. Such contracts generally have durations of less than one year. The Company has utilized foreign currency denominated derivative instruments to selectively hedge its net long-term investments in foreign countries. During 2001, the Company's largest exposures to foreign exchange rates exist primarily with the Euro, Swedish Krona, and British Pound against the U.S. Dollar. At December 31, 2001, the Company had seven foreign currency derivatives outstanding for a total notional amount of $50.3 million. A 10% adverse change in currency exchange rates for the Company's foreign currency derivatives and other foreign currency denominated financial instruments, held as of December 31, 2001, would have an impact of approximately $1.2 million on the fair value of such instruments. During 2000, the Company's largest exposures to foreign exchange rates existed primarily with the Deutsche Mark, Belgian Franc, Swedish Krona and Italian Lira against the U.S. Dollar. At December 31, 2000, the Company had nine foreign currency derivatives outstanding for a total notional value of $60.0 million. A 10% adverse change in currency exchange rates for the Company's foreign currency derivatives and other foreign currency denominated financial instruments, held as of December 31, 2000, would have had an impact of approximately $0.4 million on the fair value of such instruments. The Company uses derivative instruments to hedge exposures, and as such, the quantification of the Company's market risk for foreign exchange financial instruments does not account for the offsetting impact of the Company's underlying investment and transactional positions.

Income Taxes

Foreign Tax Credits:
As a global company, the Company makes provisions for, and pays taxes in, numerous jurisdictions, some of which impose income taxes in excess of equivalent U.S. domestic rates. Credit for such taxes is generally available under U.S. tax laws when earnings are remitted, or deemed to be remitted, to the United States. The Company expects to fully utilize credits generated through December 31, 2001 for income taxes paid in foreign jurisdictions.

Deferred Tax Assets:
The Company had net deferred tax assets of $297.6 million and $367.6 million at December 31, 2001 and 2000, respectively. The deferred tax assets for both periods are composed of U.S., foreign, state and local deferred tax assets. These net deferred tax assets arise from temporary differences between assets and liabilities for financial reporting and tax purposes and primarily relate to nondeductible accruals, employee benefits, and accelerated depreciation. It is management's expectation that the Company will have sufficient future taxable income from continuing operations to utilize its deductions in future periods.

It's easy to promise next-generation technology, but much more difficult to deliver. In 1998, the U.S. Army gave ITT Night Vision's chief competitor 60 percent of the business for Generation 4 "filmless" image intensifier tubes. When the competitor couldn't produce the new technology in time, the Army thought its next-generation dreams were down the tubes. But a team at ITT Night Vision discovered a way to significantly "thin" the MCP ion-barrier film so that it achieved the same or better performance than Gen 4 technology and reduced "halos" in well-lit areas. The Army saw the light – at night – and increased its future option orders for our Pinnacle™ image intensifier tubes.







Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, which changes the accounting for goodwill from an amortization method to an impairment only approach. The amortization of goodwill from past business combinations will cease upon adoption of this statement on January 1, 2002. In connection with the adoption of SFAS No. 142, the Company completed a transitional goodwill impairment test that compared the fair value of each reporting unit to its carrying value and determined that no impairment will be recognized. Due to the elimination of goodwill amortization expense, the adoption of SFAS No. 142 is expected to increase operating income by approximately $41 million, decrease the effective tax rate by approximately 200 basis points and increase earnings per share by an estimated $0.39 in 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and is effective for the Company on January 1, 2003. The Company is currently reviewing the provisions of SFAS No. 143 to determine the standard's impact upon adoption.

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), effective January 1, 2002. SFAS No. 144 outlines accounting and financial reporting guidelines for the sale or disposal of long-lived assets and discontinued operations. The adoption of the pronouncement did not have a material impact on the Company's results of operations or financial position.

Risks and Uncertainties

Sales of Automotive Businesses:
In 1998, the Company received notifications of claims from the buyers of the automotive businesses (that ITT sold in September 1998) requesting post-closing adjustments to the purchase price under the provisions of the sales agreements. In 1999, those claims were submitted to arbitration. In late 2001 and early 2002, both claims were favorably resolved. See Note 5, Discounted Operations, in the Notes to Consolidated Financial Statements for a detailed discussion.

Defense Backlog:
The Defense Electronics & Services segment's total backlog was $2.6 billion at December 31, 2001. The Company generally records new contract awards into backlog when funding has been authorized and appropriated by the customer.

Environmental Matters:
The Company is subject to stringent environmental laws and regulations that affect its operating facilities and impose liability for the cleanup of past discharges of hazardous substances. In the United States, these laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Management believes that the Company is in substantial compliance with these and all other applicable environmental requirements. Environmental compliance costs are accounted for as normal operating expenses.

In estimating the costs of environmental investigation and remediation, the Company considers, among other things, regulatory standards, its prior experience in remediating contaminated sites, and the professional judgment of environmental experts. It is difficult to estimate the total costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of contamination and the Company's share, if any, of liability for such problems, the selection of alternative remedies, and changes in cleanup standards. When it is possible to create reasonable estimates of liability with respect to environmental matters, the Company establishes accruals in accordance with generally accepted accounting principles. Insurance recoveries are recorded when it is probable that they will be received. Although the outcome of the Company's various remediation efforts presently cannot be predicted with a high level of certainty, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows. For disclosure of the Company's commitments and contingencies, see Note 19.

Euro Conversion Issue:
The Company successfully implemented its Euro conversion plans and has not experienced any problems related to the conversion.

2002 Outlook:
Overall, the Company expects 2002 to be a challenging year and does not expect a significant economic recovery. The Company believes that low growth coupled with overcapacity will continue to dampen capital spending, translate into continued pricing pressure and restrain discretionary consumer spending. Conversely, the Company believes that Defense spending in the United States will increase. Overall, the Company expects 2002 revenue to be flat to 3% below 2001 revenue. Operating margin improvements (driven by process improvements, the benefits of the fourth quarter 2001 restructuring program and other cost control actions) and lower interest expense should result in modest EPS growth. The Company further expects free cash flow, as defined above, to be at least $265 million.

In the Fluid Technology business, the Company expects that a slower growth rate in its Water & Wastewater businesses and no recovery in Industrial Pumps will translate to revenue growth of −2% to +2% over 2001. In the Defense Electronics & Services business, the Company believes that its record backlog and program ramp-up at Electronic Warfare, Space and Communications will translate into revenue growth








of 4% to 6% over 2001. In the Motion & Flow Control business, the Company expects that declines in worldwide automotive and airplane build rates and weakness in the leisure marine market will translate into a revenue decline of 3% to 5% from 2001. In the Electronic Components business, the Company believes that there will be stabilization in the wireless handset market and near-term declines in the communications market and the industrial and commercial aircraft markets, which will translate into a revenue decline of 10% to 15% from 2001.

Forward-Looking Statements

Certain statements contained in this document, including within this Management's Discussion and Analysis of Financial Condition and Results of Operations (most particularly, material presented under "Liquidity and Capital Resources," "Market Risk Exposures," and "Risks and Uncertainties"), that are not historical facts, constitute "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, in general, predict, forecast, indicate or imply future results, performance or achievements and generally use words so indicative. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company and its businesses to be materially different from that expressed or implied by such forward-looking statements. Such factors may be described or referred to from time to time in filings made by the Company with the Securities and Exchange Commission. Included in those factors are the following: general economic and business conditions; foreign currency exchange rates; political, social and economic conditions and local regulations in the countries in which the Company conducts its businesses; government regulations and compliance therewith; demographic changes; sales and revenues mix; pricing levels; changes in sales and revenues to, or the identity of, significant customers; changes in technology; industry capacity and production rates; ability of outside third parties to comply with their commitments; competition; capacity constraints; availability of raw materials and adequate labor; availability of appropriate professional expertise; availability of liquidity sufficient to meet the Company's needs; the ability to adapt to changes resulting from acquisitions and divestitures and to effect cost reduction programs; and various other factors referenced in this Management's Discussion and Analysis. In some areas the availability of energy sources may affect our production processes or customer demand for our products or services. In addition to these factors, our business segments may be affected by the more specific factors referred to below.

The Fluid Technology business will be affected by factors including global economic conditions; governmental funding levels; international demand for fluid management products; the ability to successfully expand into new geographic markets; weather conditions; and continued demand for replacement parts and servicing.

The Defense Electronics & Services business will be affected by factors including the level of defense funding by domestic and foreign governments; our ability to receive contract awards; and our ability to develop and market products and services for customers outside of traditional markets.

The Motion & Flow Control business will be affected by the cyclical nature of the transportation industries; strikes at major auto producers; and international demand for marine and leisure products.

The Electronic Components business will be affected by the economic conditions in foreign markets, both those in which we currently participate and those that we are trying to enter, and the cyclical nature of the industry.

The Company assumes no obligation to update forward-looking statements to reflect actual results or changes in or additions to the factors affecting such forward-looking statements.

Change in Independent Public Accountants

On March 22, 2002, upon the recommendation of the Audit Committee, the Board of Directors of the Company approved the dismissal of Arthur Andersen LLP ("Arthur Andersen") as the Company's independent auditors following the 2001 audit and the selection of Deloitte & Touche LLP as independent auditors for 2002. In order to ensure an orderly transition of auditors, the Company intends to continue to use Arthur Andersen for certain services during the remainder of 2002.

In connection with the audits for the two most recent fiscal years and through March 22, 2002, there have been no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make reference thereto in its report on the financial statements of the Company for such time periods. Also, during those time periods, there have been no "reportable events," as such term is used in Item 304 (a)(1)(v) of Regulation S-K.

Arthur Andersen's reports on the financial statements of the Company for the last two years neither contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided Arthur Andersen a copy of the Company's Form 8-K prior to its filing with the Securities and Exchange Commission ("Commission"). Arthur Andersen has provided us with a letter, addressed to the Commission, which is filed as an Exhibit to the Company's Form 8-K, as filed with the Commission.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through March 22, 2002, the Company did not consult with Deloitte & Touche LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Report of Management

The management of ITT Industries, Inc. is responsible for the preparation and integrity of the information contained in the consolidated financial statements and other sections of this document. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and, where necessary, include amounts that are based on management's informed judgments and estimates. Other information herein is consistent with the consolidated financial statements.

ITT Industries' consolidated financial statements are audited by Arthur Andersen LLP, independent public accountants, whose appointment is ratified by the shareholders. Management has made ITT Industries' financial records and related data available to Arthur Andersen LLP, and believes that the representations made to the independent public accountants are valid and complete.

ITT Industries' system of internal controls is a major element in management's responsibility to assure that the consolidated financial statements present fairly the Company's financial condition. The system includes both accounting controls and the internal auditing program, which are designed to provide reasonable assurance that the Company's assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, and that fraudulent financial reporting is prevented or detected.

ITT Industries' internal controls provide for the careful selection and training of personnel and for appropriate divisions of responsibility. The controls are documented in written codes of conduct, policies, and procedures that are communicated to ITT Industries' employees. Management continually monitors the system of internal controls for compliance. In addition, based upon management's assessment of risk, both operational and financial, special reviews are performed by contracted auditors to periodically test the effectiveness of selected controls. The independent public accountants also evaluate internal controls and perform tests of procedures and accounting records to enable them to express their opinion on ITT Industries' consolidated financial statements. They also make recommendations for improving internal controls, policies, and practices. Management takes appropriate action in response to each recommendation.

The Audit Committee of the Board of Directors, composed of non-employee directors, meets periodically with management and, also separately and privately, with the independent public accountants and contracted auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities.

Louis J. Giuliano
Chairman, President and
Chief Executive Officer

David J. Anderson
Senior Vice President and
Chief Financial Officer

Report of Independent Public Accountants

To the Shareholders of ITT Industries, Inc.:

We have audited the accompanying consolidated financial statements of ITT Industries, Inc. (an Indiana corporation) and subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth on pages 28–48 of this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ITT Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Stamford, Connecticut
January 23, 2002

Consolidated Income Statements
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Year ended December 31,	2001	2000	1999
Sales and revenues	$4,675.7	$4,829.4	$4,632.2
Costs of sales and revenues	3,044.5	3,195.3	3,265.8
Selling, general and administrative expenses	671.3	713.6	666.2
Research, development and engineering expenses	424.7	391.2	264.4
Goodwill amortization expense	40.7	36.2	25.2
Restructuring and other special items	97.7	–	(4.6)
Total costs and expenses	4,278.9	4,336.3	4,217.0
Operating income	396.8	493.1	415.2
Interest expense, net	(62.0)	(75.2)	(46.8)
Miscellaneous (expense) income	(1.4)	2.0	1.3
Income from continuing operations before income taxes	333.4	419.9	369.7
Income tax expense	(116.7)	(155.4)	(136.8)
Income from continuing operations	216.7	264.5	232.9
Discontinued operations:			
Income from discontinued operations, including tax benefit of $50.7	60.0	–	–
Net income	$ 276.7	$ 264.5	$ 232.9
Earnings Per Share			
Income from continuing operations:			
Basic	$ 2.46	$ 3.01	$ 2.61
Diluted	$ 2.39	$ 2.94	$ 2.53
Discontinued operations:			
Basic	$ 0.68	$ –	$ –
Diluted	$ 0.66	$ –	$ –
Net income:			
Basic	$ 3.14	$ 3.01	$ 2.61
Diluted	$ 3.05	$ 2.94	$ 2.53
Average Common Shares – Basic	88.1	87.9	89.2
Average Common Shares – Diluted	90.6	90.0	92.0

The accompanying Notes to Consolidated Financial Statements are an integral part of the above statements.

On September 11, 2001, while the rest of the world watched in horror, eight ITT Industries employees felt the World Trade Centers crash to the ground. Working only two blocks from the terrorist attacks, each found a way to escape the deadly shower of concrete and suffocating cloud of ash. Today, as they make their daily commute to "ground zero," they can feel the reverberations from that awful day. But they can also feel proud that their product – structured cabling for data communications infrastructure – is helping to rebuild the resilient New York City skyline.

Consolidated Statements of Comprehensive Income
(IN MILLIONS)

Year ended December 31, 2001	Pretax Income (Expense)	Tax (Expense) Benefit	After-Tax Amount
Net income			$276.7
Other income (loss):			
Foreign currency translation:			
Adjustments arising during period	$(36.8)	$ (1.0)	(37.8)
Unrealized gain (loss) on investment securities	0.7	–	0.7
Minimum pension liability	(9.6)	3.3	(6.3)
Total other loss	$(45.7)	$ 2.3	(43.4)
Comprehensive income			$233.3

Year ended December 31, 2000	Pretax Income (Expense)	Tax (Expense) Benefit	After-Tax Amount
Net income			$264.5
Other income (loss):			
Foreign currency translation:			
Adjustments arising during period	$(69.1)	$ 8.2	(60.9)
Reclassifications included in net income	(5.6)	–	(5.6)
Unrealized gain (loss) on investment securities	(1.6)	–	(1.6)
Minimum pension liability	(20.4)	7.5	(12.9)
Total other loss	$(96.7)	$ 15.7	(81.0)
Comprehensive income			$183.5

Year ended December 31, 1999	Pretax Income (Expense)	Tax (Expense) Benefit	After-Tax Amount
Net income			$232.9
Other income (loss):			
Foreign currency translation:			
Adjustments arising during period	$(23.3)	$(11.6)	(34.9)
Unrealized gain (loss) on investment securities	(0.2)	–	(0.2)
Total other loss	$(23.5)	$(11.6)	(35.1)
Comprehensive income			$197.8

The accompanying Notes to Consolidated Financial Statements are an integral part of the above statements.







Consolidated Balance Sheets

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

December 31,	2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 121.3	$ 88.7
Receivables, net	741.7	814.9
Inventories, net	528.9	531.3
Other current assets	66.9	71.4
Total current assets	1,458.8	1,506.3
Plant, property and equipment, net	791.0	865.4
Deferred income taxes	310.9	384.4
Goodwill, net	1,410.0	1,373.0
Other assets	537.7	482.3
Total non-current assets	3,049.6	3,105.1
Total assets	$4,508.4	$4,611.4
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 400.5	$ 386.0
Accrued expenses	727.9	823.9
Accrued taxes	251.2	392.9
Notes payable and current maturities of long-term debt	517.0	629.9
Total current liabilities	1,896.6	2,232.7
Pension benefits	199.0	195.8
Postretirement benefits other than pensions	195.9	195.4
Long-term debt	456.4	408.4
Other liabilities	384.7	367.9
Total non-current liabilities	1,236.0	1,167.5
Total liabilities	3,132.6	3,400.2
Shareholders' Equity:		
Common stock: Authorized – 200,000,000 shares, $1 par value per share		
Outstanding – 88,786,701 shares and 87,914,595 shares	88.8	87.9
Retained earnings	1,514.0	1,306.9
Accumulated other comprehensive loss	(227.0)	(183.6)
Total shareholders' equity	1,375.8	1,211.2
Total liabilities and shareholders' equity	$4,508.4	$4,611.4

The accompanying Notes to Consolidated Financial Statements are an integral part of the above statements.

Five months. That's how long Jeff Uhey had to scale down A/CD's vehicle-mounted SINCGARS tactical combat radio to roughly the size of a cordless phone. Five months to go from paper to product or watch the international customer take the challenge to another supplier. Mobilizing a team of 20 wireless communications experts from within A/CD, Uhey borrowed, adapted and innovated technologies to produce a handheld radio that weighs less than a pound and is capable of transmitting secure voice and data information. Under pressure to go small, Uhey and his team came up big.





Consolidated Statements of Cash Flows

(IN MILLIONS)

Year ended December 31,	2001	2000	1999
Operating Activities			
Net income	**$ 276.7**	$ 264.5	$ 232.9
Income from discontinued operations	**(60.0)**	–	–
Income from continuing operations	**216.7**	264.5	232.9
Adjustments to income from continuing operations:			
Depreciation and amortization	**212.9**	201.8	181.1
Restructuring and other special items	**97.7**	–	(4.6)
Payments for restructuring and other special items	**(27.1)**	(25.9)	(60.0)
Change in receivables, inventories, accounts payable, and accrued expenses	**(68.5)**	(26.9)	4.5
Change in accrued and deferred taxes	**27.3**	44.2	43.4
Change in other current and non-current assets	**20.7**	(2.0)	12.0
Change in other non-current liabilities	**(5.1)**	(34.2)	(63.5)
Other, net	**2.0**	(6.9)	(2.6)
Net Cash – operating activities	**476.6**	414.6	343.2
Investing Activities			
Additions to plant, property and equipment	**(174.0)**	(180.6)	(227.9)
Acquisitions	**(90.9)**	(192.0)	(544.8)
Proceeds from sale of assets and businesses	**42.5**	47.6	107.7
Other, net	**2.4**	(1.3)	4.5
Net Cash – investing activities	**(220.0)**	(326.3)	(660.5)
Financing Activities			
Short-term debt, net	**(32.4)**	(43.5)	426.0
Long-term debt repaid	**(77.2)**	(21.1)	(83.8)
Long-term debt issued	**6.4**	0.9	3.1
Repurchase of common stock	**(150.9)**	(54.0)	(402.6)
Proceeds from issuance of common stock	**104.3**	27.4	45.8
Dividends paid	**(52.9)**	(52.9)	(55.5)
Other, net	**0.9**	(0.8)	(16.0)
Net Cash – financing activities	**(201.8)**	(144.0)	(83.0)
Exchange Rate Effects on Cash and Cash Equivalents	**(3.8)**	(28.0)	(14.5)
Net Cash – Discontinued Operations	**(18.4)**	(9.3)	(284.4)
Net change in cash and cash equivalents	**32.6**	(93.0)	(699.2)
Cash and cash equivalents – beginning of year	**88.7**	181.7	880.9
Cash and Cash Equivalents – End of Year	**$ 121.3**	$ 88.7	$ 181.7
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	**$ 77.6**	$ 82.3	$ 76.4
Income taxes	**$ 84.6**	$ 108.6	$ 42.1

The accompanying Notes to Consolidated Financial Statements are an integral part of the above statements.









Consolidated Statements of Changes in Shareholders' Equity

(AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Shares Outstanding			Dollars		
Year ended December 31,	**2001**	2000	1999	**2001**	2000	1999
Common Stock						
Beginning balance	**87.9**	87.9	96.0	**$ 87.9**	$ 87.9	$ 96.0
Stock incentive plans	**4.4**	1.7	2.2	**4.4**	1.7	2.2
Repurchases	**(3.5)**	(1.7)	(2.2)	**(3.5)**	(1.7)	(2.2)
Stock repurchase program	**–**	–	(8.1)	**–**	–	(8.1)
Ending balance	**88.8**	87.9	87.9	**$ 88.8**	$ 87.9	$ 87.9
Retained Earnings						
Beginning balance				**$1,306.9**	$1,113.8	$1,271.5
Net income				**276.7**	264.5	232.9
Common stock dividend declared – $.60, $.60 and $.60				**(52.9)**	(52.9)	(53.4)
Repurchases				**(16.7)**	(18.5)	(337.2)
Ending balance				**$1,514.0**	$1,306.9	$1,113.8
Accumulated Other Comprehensive Income (Loss)						
Unrealized Loss on Investment Securities:						
Beginning balance				**$ (2.3)**	$ (0.7)	$ (0.5)
Unrealized gain (loss)				**0.7**	(1.6)	(0.2)
Ending balance				**$ (1.6)**	$ (2.3)	$ (0.7)
Minimum Pension Liability:						
Beginning balance				**$ (12.9)**	$ –	$ –
Recognition of minimum pension liability				**(6.3)**	(12.9)	–
Ending balance				**$ (19.2)**	$ (12.9)	$ –
Cumulative Translation Adjustments:						
Beginning balance				**$ (168.4)**	$ (101.9)	$ (67.0)
Translation of foreign currency financial statements				**(37.8)**	(66.5)	(34.9)
Ending balance				**$ (206.2)**	$ (168.4)	$ (101.9)
Total accumulated other comprehensive loss				**$ (227.0)**	$ (183.6)	$ (102.6)
Total Shareholders' Equity				**$1,375.8**	$1,211.2	$1,099.1

The accompanying Notes to Consolidated Financial Statements are an integral part of the above statements.

Bell & Gossett has a long history of providing design expertise and pumps for complex heating and air conditioning systems. In 2001, the company was challenged to put this capability into action for a facility that has a huge variety of interior environments. A B&G team helped design a chilled-water loop system – and provide the pumps to power it – for the new ScienceLand Museum in Shanghai, China. It encompasses 17 acres of exhibit halls, IMAX theaters, aquariums, greenhouses and even a small lake and dam. With B&G at the controls, the museum is building a reputation as an international attraction.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE STATED)

NOTE 1
Accounting Policies

Consolidation Principles:
The consolidated financial statements include the accounts of ITT Industries, Inc. and all majority owned subsidiaries (the "Company"). The Company consolidates companies in which it owns more than 50% of the voting shares unless control is likely to be temporary. The results of companies acquired or disposed of during the fiscal year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany transactions have been eliminated. See Note 20, Business Segment Information, for a description of the Company's segments.

Sales and Revenue Recognition:
The Company recognizes revenues as services are rendered and recognizes sales as products are shipped to customers. Our Defense Electronics & Services segment generally recognizes sales and anticipated profits under long-term fixed-price contracts based on the units of delivery or the completion of scheduled performance milestones. Estimated contract profits are recorded into earnings in proportion to recorded sales. During the performance of such contracts estimated final contract prices and costs are periodically reviewed and revisions are made as required. The effect of these revisions to estimates is included in earnings in the period in which the revisions are made. Sales under cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs. On time-and-material contracts, revenue is recognized to the extent of billable rates times hours incurred plus material and other reimbursable costs incurred. Anticipated losses on contracts are recognized when first identified by the Company. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and realization is probable.

Research, Development and Engineering:
Significant costs are incurred each year in connection with research, development, and engineering ("RD&E") programs that are expected to contribute to future earnings. Such costs are charged to income as incurred, except to the extent recoverable under existing contracts. Approximately 76.4%, 74.6%, and 57.8% of total RD&E costs were expended pursuant to customer contracts for each of the three years ended December 31, 2001, 2000, and 1999, respectively.

Cash and Cash Equivalents:
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:
Most inventories are valued at the lower of cost (first-in, first-out or "FIFO") or market. A full absorption procedure is employed using standard cost techniques that are customarily reviewed and adjusted annually. Potential losses from obsolete and slow-moving inventories are provided for when identified. Domestic inventories valued under the last-in, first-out ("LIFO") method represent 12.4% and 13.0% of total 2001 and 2000 inventories, respectively. There would not have been a material difference in the value of inventories if the FIFO method had been used by the Company to value all inventories.

Long-Lived Asset Impairment Losses:
The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. When the undiscounted net cash flows are less than the carrying amount, losses are recorded for the difference between the discounted net cash flows of the assets and the carrying amount. Losses recognized in 2001 and 1999 were recorded in restructuring and other special items. See Note 4, Restructuring and Other Special Items, for further discussions on these losses.

Plant, Property and Equipment:
Plant, property and equipment, including capitalized interest applicable to major project expenditures, are recorded at cost. The Company normally claims the maximum depreciation deduction allowable for tax purposes. In general, for financial reporting purposes, depreciation is provided on a straight-line basis over the economic useful lives of the assets involved as follows: buildings and improvements – 5 to 40 years, machinery and equipment – 2 to 10 years, and other – 5 to 40 years. Gains or losses on sale or retirement of assets are included in selling, general and administrative expenses.

Goodwill and Other Intangible Assets:
The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over periods not exceeding 40 years. Purchased intangible assets, including patents, trademarks and non-compete agreements are amortized on a straight-line basis over their economic useful lives not to exceed 40 years. Goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. See Note 2, Changes in Accounting Pronouncements, for the impact of changes in accounting pronouncements on goodwill amortization.

Ben Joffe doesn't set limits on his imagination. He knows the value of freedom. As a young boy, he and *his family were exiled to Siberia when the Soviet Union occupied their country. By keeping his mind busy,* he kept hope alive. After 13 years, he was returned to Soviet-controlled Latvia but never stopped dreaming of total independence. That day came in 1980, when he was granted a visa to visit the U.S. Unbound, this robotics engineer has gone on to great heights, supporting a number of our innovative space instrument programs for A/CD and returning to Latvia in 2001 to be honored for his contributions to physics. For the first time, Ben Joffe was in his homeland and both were totally free.



Investments:
Investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting. Such investments were recorded at the lower of cost or estimated net realizable value as of year-end. For investments in which the Company owns or controls 20% or more of the voting shares, or over which it exerts significant influence over operating and financial policies, the equity method is used. The Company's share of net income or losses of equity investments is included in miscellaneous (expense) income in the Consolidated Income Statements and was not material in any period presented. Investments are included in other assets in the Consolidated Balance Sheets.

Foreign Currency Translation:
Balance sheet accounts are translated at the exchange rate in effect at each year-end; income accounts are translated at the average rates of exchange prevailing during the year. Gains and losses on foreign currency translations are reflected in the cumulative translation adjustments component of shareholders' equity. The national currencies of the foreign companies are generally the functional currencies. Gains from foreign currency transactions are reported currently in selling, general and administrative expenses and were $2.9, $2.5 and $2.8 in 2001, 2000, and 1999, respectively.

Derivative Financial Instruments:
The Company uses a variety of derivative financial instruments, including interest rate swaps and foreign currency forward contracts and/or swaps, as a means of hedging exposure to interest rate and foreign currency risks. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in the cumulative translation adjustments component of shareholders' equity. The Company and its subsidiaries are end-users and do not utilize these instruments for speculative purposes. The Company has rigorous standards regarding the financial stability and credit standing of its major counterparties.

Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net payments are recognized as an adjustment to interest. If the swaps were terminated, unrealized gains or losses would be deferred and amortized over the shorter of the remaining original term of the hedging instrument or the remaining life of the underlying debt instrument. Such gains or losses would be reflected in net interest expense.

Environmental Remediation Costs:
Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Accruals for environmental liabilities are generally included in other liabilities in the Consolidated Balance Sheets at undiscounted amounts and exclude claims for recoveries from insurance companies or other third parties. Recoveries from insurance companies or other third parties are included in other assets when it is probable that a claim will be realized.

Earnings Per Share:
Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and potentially dilutive common shares, which include stock options.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are revised as additional information becomes available. Actual results could differ from those estimates.

Reclassifications:
Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 2
Changes in Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, effective January 1, 2001. The adoption of SFAS No. 133 required the Company to record the total fair value of its interest rate swaps ("the Swaps") in the financial statements, which caused an increase to other assets and long-term debt of $39.7, bringing the carrying value of the Swaps to $42.5 at January 1, 2001. The carrying

When Boeing set the performance bar higher, ITT Industries, Cannon delivered – and then some. Cannon has long supplied aerospace connectors to dozens of Boeing divisions across the U.S. Product quality was never in question, but delivery times sometimes were. With the entire book of business at stake, Boeing challenged Cannon to achieve a 90 percent on-time delivery rate. Cannon answered with a dedicated team that pulled together best practices into a standardized, energized delivery protocol. The result: a 95 percent on-time delivery rate and customer kudos that arrive like clockwork.





value of the Swaps at December 31, 2001 was $46.2 of which $42.5 was included in other assets and long-term debt and the remaining amount represents accrued interest. The adoption of SFAS No. 133 did not have a material impact on the consolidated results of operations or cash flows of the Company.

Effective October 1, 2000, the Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements. The adoption of SAB 101 did not have a material impact on the Company's consolidated results of operations, financial condition, or cash flows.

Effective January 1, 2000, the Company adopted Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 requires that all shipping and handling costs billed to customers be recorded as sales. Sales and cost of sales in 2000 increased by approximately $16 due to the adoption of EITF 00-10. The adoption of EITF 00-10 had no effect on operating income, net income, EPS, financial condition or cash flow of the Company. The Company did not restate sales and cost of sales for years prior to 2000, since it was impracticable to do so.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" ("SFAS No. 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method. In addition, SFAS No. 141 requires intangible assets other than goodwill be identified. Such intangible assets will be required to be amortized over their economic useful lives. The adoption of SFAS No. 141, in 2001, did not have a significant impact on the Company's results of operations or financial position. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. In accordance with SFAS No. 142, goodwill associated with acquisitions consummated after June 30, 2001 is not amortized and the amortization of goodwill from business combinations consummated before June 30, 2001, which totaled approximately $41 in 2001, will cease on January 1, 2002. In connection with the adoption, the Company completed a transitional goodwill impairment test that compared the fair value of each reporting unit to its carrying value and determined that no impairment will be recognized.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and is effective for the Company on January 1, 2003. The Company is currently reviewing the provisions of SFAS No. 143 to determine the standard's impact upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will be measured, similar to other long-lived assets classified as held for sale, at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadens the definition of discontinued operations to include a component of an entity when operations and cash flows can clearly be distinguished and establishes criteria to determine when a long-lived asset is held for sale. The provisions of this Statement were effective for the Company on January 1, 2002. There was no transition impact for this Statement.

NOTE 3
Acquisitions

During 2001, the Company completed several small acquisitions for a total of $90.9, none of which exceeded $50. The aggregate acquisition costs exceeded the fair value of the net assets acquired by $72.1 and this excess has been recorded as goodwill. Goodwill related to acquisitions made before June 30, 2001 was amortized over periods up to 40 years. Goodwill related to acquisitions made after June 30, 2001 was not amortized in accordance with SFAS No. 142.

In 2001, the Company also finalized purchase price allocations related to acquisitions made prior to 2001, which resulted in an increase to goodwill of $18.3.

During 2000 and 1999, the Company completed acquisitions for a combined total of $192.0 and $544.8, respectively. The significant acquisitions were as follows:

On November 3, 2000, the Company acquired Man-Machine Interface ("MMI"), a mobile phone switch producer, from TRW Inc. for $61.9. The purchase price exceeded the fair value of the net assets acquired by $43.5 and the excess has been recorded as goodwill, which was amortized over a period of 25 years. MMI is a manufacturer of multilayer switch components and assemblies for the wireless mobile handset market. Annual sales of MMI approximated $53 in 2000.

On June 26, 2000, the Company acquired C&K Components Inc. ("C&K"), a privately held company, for $106.9, net of cash acquired. The purchase price exceeded the fair value of net assets acquired by $116.2 and the excess has been recorded as goodwill, which was amortized over a period of 30 years. C&K had annual sales of approximately $113 in 2000 and is a worldwide leader in the design and manufacture of switches for the communications, computer and electronic equipment markets.

On December 14, 1999, the Company completed the purchase of Stanford Telecommunications Inc.'s ("Stel") space and defense communication businesses for $192.7. The purchase price exceeded the fair value of the net assets acquired by $160.6 and



the excess has been recorded as goodwill, which was amortized over a period of 40 years. The units of Stel had annual sales of approximately $142 in 1999 and are leading designers, manufacturers and marketers of advanced digital communication products and systems.

On October 29, 1999, the Company completed the purchase of STX Pte. Ltd. ("STX") from Singapore based San-Teh, Ltd., for $119.4. The purchase price exceeded the fair value of the net assets acquired by $82.1 and the excess has been recorded as goodwill, which was amortized over a period of 40 years. STX manufactures conductive rubber switches used in keypads for mobile telephones, high end remote control units, and keyless entry systems. STX had annual sales of approximately $64 in 1999.

On September 10, 1999, the Company acquired Flojet Corporation ("Flojet"), a privately held company, for $141. The purchase price exceeded the fair value of the net assets acquired by $103.3 and the excess has been recorded as goodwill, which was amortized over a period of 40 years. Flojet manufactures air and electric driven pumps, motors, and dispensing equipment for a variety of industries, including beverage, general industrial equipment, agricultural/lawn and garden, recreational vehicle, leisure marine, and water purification. Flojet had annual sales of approximately $50 in 1999.

All acquisitions were accounted for using the purchase method. The purchase price allocations for the 2001 acquisitions have been prepared on a preliminary basis and changes are expected as evaluations of assets and liabilities are completed and as additional information becomes available. The pro forma effect on the Company's net income and earnings per share for these acquisitions, as though the acquisitions occurred as of January 1 of each year, is not material and therefore has not been disclosed herein.

NOTE 4
Restructuring and Other Special Items

Restructuring and other special items for the year ended December 31, 2001 are detailed in the following table:

	Cash Restructuring	Non-cash Restructuring	Asset Impairments	Total
Electronic Components	$37.0	$18.2	$14.4	$69.6
Fluid Technology	13.1	2.9	–	16.0
Motion & Flow Control	7.3	0.8	–	8.1
Corporate and Other	3.6	0.4	–	4.0
Total 2001 charges	**$61.0**	**$22.3**	**$14.4**	**$97.7**

On December 14, 2001, the Company announced a restructuring program to reduce structural costs and improve profitability. The actions primarily occurred at the Electronic Components segment where a significant decline in sales volume occurred from 2000 to 2001 and where management expects a further sales decline in 2002. The actions at the other locations primarily related to process improvements. The restructuring activities involve the closure of five facilities, the discontinuance of 21 products and the termination of approximately 3,400 persons. In the Electronic Components segment, two facilities will be closed, 21 older products will be discontinued and the workforce will be reduced by 2,753 persons through the consolidation and outsourcing of functions. In the Fluid Technology segment, one facility will be closed and the workforce will be reduced by 436 persons through the consolidation and outsourcing of functions. In the Motion & Flow Control segment, two facilities will be closed and the workforce will be reduced by 183 through the consolidation of functions. In addition, 28 Corporate and shared services positions will be eliminated.

Also in the fourth quarter of 2001, the Company recorded asset impairments amounting to $14.4 for machinery and equipment and a cost based investment. These assets were written down to their fair values based on management's projections of the individual future cash flows to be generated by each of the assets. These assets were reviewed for impairment in the fourth quarter of 2001, because at that time business events indicated that the carrying amounts of the assets may not be recovered. Management deemed the market decline experienced in 2001 for certain products to be other than temporary and recognized that there exists significant pricing pressure in the Electronic Components segment that is expected to continue.

The cash portion of the charge includes approximately $52 for severance and $9 of other, primarily for facility carrying costs to be incurred after the operations cease at the facilities. The non-cash portion of the restructuring charge represents asset impairments that were recorded based on management's projection of the cash flows to be generated by the assets until operations cease. The projected aggregate future cash savings for the period 2002 to 2006 are approximately $360 and consist of decreased facility operating costs and lower salary and wage expenditures. The projected future non-cash savings for the same period are approximately $36 and primarily consist of decreased depreciation and amortization expense. All of the actions contemplated by the 2001 plans will be completed in 2002. Some severance run-off payments will occur in 2003; and closed facility expenditures will continue to be incurred in 2002 through 2006.

The wheels never stop turning. That was the challenge facing Hervé Bricaud as he tried to create a miniature "track ball" for handheld electronic devices. It was also the reason he arrived at a solution. Hervé spent days imagining possible design concepts. Inspiration arrived during a visit to the da Vinci museum in France. Of course! Scaled down by a factor of 100, Leonardo's Malta Cross mechanism could transform continuous rotation into step-by-step rotation, providing discrimination of direction and zero power consumption in standby mode. Adapted to the application, the 600-year-old solution works perfectly, proving again that there are no time limits on imagination or innovation at ITT Industries.



Restructuring and other special items for the year ended December 31, 1999 are detailed in the following table:

	Cash Restructuring	Non-cash Restructuring	Goodwill	Total
Fluid Technology	$ 6.9	$3.2	$15.6	$25.7
Electronic Components	5.7	1.1	–	6.8
Defense Electronics & Services	0.3	–	4.4	4.7
Motion & Flow Control	1.9	1.1	–	3.0
Total 1999 charges	$14.8	$5.4	$20.0	$40.2

During 1999, the Company identified facilities to be shut down and relocated to lower cost areas or consolidated into existing facilities. In the fourth quarter of 1999, the Company also identified asset impairments at two facilities. The 1999 restructuring activities involved the closure of facilities and sales offices and reduction of workforce. In the Electronic Components segment, a factory was closed with a portion of the business being relocated. In the Defense Electronics & Services segment, several positions at two divisions were eliminated. The Fluid Technology segment closed two facilities and related service offices and also consolidated the operations of one warehouse into existing facilities. In the Motion & Flow Control segment, a workforce reduction occurred at one facility and certain assets were deemed impaired. The goodwill write-off at the Fluid Technology segment related to an unprofitable Far East operation and was calculated based on management's future cash flow projections of the business. The goodwill write-off at the Defense Electronics & Services segment related to a product line sold in January 2000.

During the fourth quarter of 1999, the Company also assessed its 1998 restructuring accruals, determined that activities related to those accruals would be completed for $44.8 less than originally estimated, and reversed the related accruals into income. The excess was primarily the result of favorable experience in employee separations and asset disposal costs that were not required.

The following table displays a rollforward of the restructuring accruals:

Year Ended December 31,	Fluid Technology	Defense Electronics & Services	Motion & Flow Control	Electronic Components	Corporate and Other	Total
Balance December 31, 1998	$ 73.8	$15.1	$ 1.8	$ 42.7	$ 5.0	$138.4
Payments and other	(43.5)	(3.6)	(0.7)	(13.4)	(2.5)	(63.7)
Reversals	(19.7)	(8.6)	–	(16.5)	–	(44.8)
1999 charge	6.9	0.3	1.9	5.7	–	14.8
Balance December 31, 1999	$ 17.5	$ 3.2	$ 3.0	$ 18.5	$ 2.5	$ 44.7
Payments and other	(15.0)	(1.3)	(2.7)	(5.7)	(1.5)	(26.2)
Balance December 31, 2000	$ 2.5	$ 1.9	$ 0.3	$ 12.8	$ 1.0	$ 18.5
Payments and other related to prior charges	(1.4)	(0.9)	(0.3)	(12.4)	(1.0)	(16.0)
2001 charge	13.1	–	7.3	37.0	3.6	61.0
Payments related to the 2001 charge	(2.7)	–	(0.2)	(8.7)	–	(11.6)
Balance December 31, 2001	**$11.5**	**$ 1.0**	**$7.1**	**$28.7**	**$3.6**	**$ 51.9**

As of December 31, 2001, the restructuring actions announced in 1998 and 1999 were substantially complete. The remaining accruals of $2.5 relate to contractual commitments for severance run-off in Europe and remaining lease payments.

Stan Goldstein and Tom Ulrich not only had to make sure huge warplanes were invisible to enemy radar, they had to make product testing costs disappear, too. To ensure that Avionics' Electronic Warfare radar-defeating technology would work in all electrical and environmental conditions, they would traditionally perform thousands of time-consuming tests. Instead, they applied the Taguchi methodology for robust testing, conducting the mathematically-proven fewest number of tests to assure mission success. Today, Avionics' electronically-protected planes are hidden, but the annual costs savings from robust testing are easy to see: $5 million for Avionics and $25 million across all of ITT Industries.



NOTE 5
Discontinued Operations

In September 1998, the Company closed the sales of its automotive Electrical Systems business to Valeo SA for approximately $1,700 and its Brake and Chassis unit to Continental AG of Germany for approximately $1,930. These businesses were treated as discontinued operations. In connection with the sale of these businesses, the Company established accruals for the pending litigation and other retained obligations. In 1998, the Company received notifications of claims from the buyers of the automotive businesses requesting post-closing adjustments to the purchase prices under the provisions of the sales agreements. In 1999, those claims were submitted to arbitration. In late 2001 and early 2002, both claims were favorably resolved.

During the fourth quarter of 2001, the Company reassessed accruals for discontinued operations, determined that activities related to those accruals would be completed for $60.0 less than originally estimated and reversed the related accruals into income. The excess was primarily related to favorable experience in the resolution of the automotive arbitration claims (including income tax related claims), legal, environmental and warranty claims, and other income tax issues. The Company believes its remaining accruals for discontinued operations are adequate.

NOTE 6
Income Taxes

Income tax data from continuing operations is as follows:

For the years ended December 31,	2001	2000	1999
Pretax income			
U.S.	$ 190.0	$ 171.2	$ 154.4
Foreign	143.4	248.7	215.3
	$ 333.4	$ 419.9	$ 369.7
(Provision) benefit for income tax			
Current			
U.S. federal	$9.8	$(58.1)	$3.8
State and local	(5.2)	(8.3)	(15.2)
Foreign	(32.7)	(93.2)	(107.9)
	(28.1)	(159.6)	(119.3)
Deferred			
U.S. federal	(71.1)	3.1	(52.1)
State and local	–	–	6.4
Foreign	(17.5)	1.1	28.2
	(88.6)	4.2	(17.5)
Total income tax expense	$(116.7)	$(155.4)	$(136.8)

A reconciliation of the tax provision at the U.S. statutory rate to the effective income tax expense rate as reported is as follows:

For the years ended December 31,	2001	2000	1999
Tax provision at U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
Foreign tax rate differential	(2.1)	(1.5)	9.0
Effect of repatriation of foreign earnings	4.6	0.3	(6.9)
State income taxes, net of federal benefit	(1.0)	(1.3)	(1.5)
Goodwill	(2.7)	(1.9)	(4.5)
Research & development credit	0.9	1.5	1.3
Tax benefit of foreign sales corporation	1.7	0.6	0.5
Other	(1.4)	0.3	0.1
Effective income tax expense rate	(35.0)%	(37.0)%	(37.0)%

Deferred income taxes are established for temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and for tax reporting purposes.

Deferred tax assets (liabilities), for which no valuation allowances have been provided, include the following:

December 31,	2001	2000
Employee benefits	$ 26.0	$ 32.5
Accelerated depreciation	(31.2)	(13.3)
Nondeductible accruals	250.3	298.7
Long-term contracts	6.8	4.6
Uniform capitalization	9.3	12.3
Loss carryforward	13.6	14.4
Other	22.8	18.4
	$297.6	$367.6

No provision was made for U.S. taxes payable on accumulated undistributed foreign earnings of certain subsidiaries amounting to approximately $42.4, since these amounts are permanently reinvested.

As of December 31, 2001, the Company had approximately $13.2 of foreign tax credit carryforwards available to reduce future tax liabilities. The credit carryforwards will expire as follows: $0.3 on December 31, 2003, $0.2 on December 31, 2004, $0.2 on December 31, 2005 and $12.5 on December 31, 2006. The Company expects to fully utilize credits generated through December 31, 2001 for income taxes paid in foreign jurisdictions.

Shareholders' equity at December 31, 2001 and 2000 reflects tax benefits related to the stock options exercised in 2001 and 2000 of approximately $30.8 and $8.1, respectively.

Flygt's non-clogging, energy-saving N-pump has collected a stack of engineering and industry awards. But the biggest raves are coming from real customers. In 1999, the sewage treatment plant in Kalmar, Sweden, installed N-pumps to combat clogging and high maintenance costs experienced with traditional pumps. With the N-pump's unique two-vaned impeller design, the clogging problems have disappeared. Pumping efficiency is double what it was, while electricity costs are down. Asked to describe the pump's performance, operational engineer Ola Person is as efficient as the pump: "Wow!"



NOTE 7
Earnings Per Share

A reconciliation of the data used in the calculation of basic and diluted earnings per share computations for income from continuing operations is as follows:

For the years ended December 31,	2001	2000	1999
Basic Earnings Per Share			
Income from continuing operations available to common shareholders	$216.7	$264.5	$232.9
Average common shares outstanding	88.1	87.9	89.2
Basic earnings per share	$ 2.46	$ 3.01	$ 2.61
Diluted Earnings Per Share			
Income from continuing operations available to common shareholders	$216.7	$264.5	$232.9
Average common shares outstanding	88.1	87.9	89.2
Add: Impact of stock options	2.5[(1)]	2.1[(2)]	2.8[(3)]
Average common shares outstanding on a diluted basis	90.6	90.0	92.0
Diluted earnings per share	$ 2.39	$ 2.94	$ 2.53

(1) Options to purchase 12,923 shares of common stock at an average price of $45.87 per share were outstanding at December 31, 2001 but were not included in the computation of diluted EPS, because the options' exercise prices were greater than the annual average market price of the common shares. These options expire in 2011.

(2) Options to purchase 3,429,883 shares of common stock at an average price of $36.34 per share were outstanding at December 31, 2000 but were not included in the computation of diluted EPS, because the options' exercise prices were greater than the annual average market price of the common shares. These options expire between 2008 and 2010.

(3) Options to purchase 1,559,201 shares of common stock at an average price of $39.54 per share were outstanding at December 31, 1999 but were not included in the computation of diluted EPS, because the options' exercise prices were greater than the annual average market price of the common shares. These options expire in 2009.

NOTE 8
Receivables, Net

Receivables consist of the following:

December 31,	2001	2000
Trade	$735.8	$820.0
Other	27.6	15.9
Less – allowance for doubtful accounts	(21.7)	(21.0)
	$741.7	$814.9

NOTE 9
Inventories, Net

Inventories consist of the following:

December 31,	2001	2000
Finished goods	$152.0	$153.2
Work in process	172.3	169.7
Raw materials	272.0	252.2
Less – progress payments	(67.4)	(43.8)
	$528.9	$531.3

In the Defense Electronics & Services segment, work in process includes recoverable direct costs and allocable overhead, including general and administrative expenses where appropriate. Work in process also includes unbilled receivables representing accumulated recoverable costs and earned profits on contracts in process which have been recorded as sales, but have not yet been billed to customers. The unbilled balances were approximately $33 and $27 at December 31, 2001 and 2000, respectively.

Advances from customers representing amounts in excess of costs incurred are included in accounts payable for reporting purposes. Management estimates that work in process will be substantially realized within one year.

NOTE 10
Other Current Assets

At December 31, 2001 and 2000, other current assets consist primarily of advance payments on contracts, prepaid expenses and capitalized tooling costs.

NOTE 11
Plant, Property and Equipment, Net

Plant, property and equipment consists of the following:

December 31,	2001	2000
Land and improvements	$ 55.3	$ 59.3
Buildings and improvements	370.1	370.8
Machinery and equipment	1,211.3	1,202.0
Construction work in progress	91.8	99.8
Other	373.0	393.7
	2,101.5	2,125.6
Less – accumulated depreciation and amortization	(1,310.5)	(1,260.2)
	$ 791.0	$ 865.4

Gravity wouldn't work in Granada, so the folks there went with the next best thing – our Flygt™ pumps. When this seaside city in Spain wanted to build a wild water attraction through town, they needed pumps that could deliver power and peace in one package. The Flygt team designed an underwater solution, featuring two submersible pumps, each capable of moving 607 gallons of water per second without a sound. To reassure residents about vibration levels, the Flygt team performed a unique dry-run – proving that a 100-pesetas coin wouldn't fall off the pumps even when they were running at full power.



NOTE 12
Goodwill, Net

Goodwill consists of the following:

December 31,	2001	2000
Goodwill	**$1,551.1**	$1,474.7
Less – accumulated amortization	**(141.1)**	(101.7)
	$1,410.0	$1,373.0

NOTE 13
Other Assets

At December 31, 2001 and 2000, other assets primarily consist of prepaid pension and employee benefit plan costs, investments in unconsolidated companies, assets held in trusts, other receivables, and other intangible assets. Assets held in trusts are restricted for specified reasons, primarily environmental remediation costs and employee benefits, and totaled $57.1 and $67.8 at December 31, 2001 and 2000, respectively.

Investments in unconsolidated companies consist of the following:

December 31,	2001	2000
Investments accounted for under the equity method:		
Motion & Flow Control 50% ownership of HISAN joint venture	**$ 8.5**	$ 7.6
Fluid Technology 40% ownership in Sam McCoy, Malaysia	**3.1**	3.1
Fluid Technology other investments	**2.6**	2.5
Investments accounted for under the cost method:		
Defense Electronics & Services investment in DigitalGlobe Inc. convertible preferred stock	**25.0**	25.0
Defense Electronics & Services investment in DigitalGlobe Inc. 13% debentures	**13.7**	–
Defense Electronics & Services investment in Mesh Networks	**5.9**	5.9
Other	**4.0**	8.0
	$62.8	$52.1

During 2001, 2000 and 1999, the Company recorded sales to unconsolidated affiliates totaling $22.6, $23.4 and $20.4, respectively. In addition, the Company provided services to unconsolidated affiliate companies in 2001, 2000 and 1999 and received $0.4, $0.4 and $0.5, respectively, in exchange for these services. For all investments in unconsolidated companies, the Company's exposure is limited to the amount of the investment. All investments accounted for under the cost method represent voting right interests of less than 20%.

The HISAN joint venture is a brake and fuel line supplier to Japanese transplant OEM's in the United States. Annual sales of HISAN are approximately $100. DigitalGlobe Inc. (formerly known as EarthWatch, Inc.) is a developmental stage company that recently launched a satellite capable of collecting high-resolution digital imagery of the earth's surface, as well as a comprehensive image collection, enhancement and digital archive system.

NOTE 14
Leases and Rentals

The Company leases certain offices, manufacturing buildings, land, machinery, automobiles, aircraft, computers, and other equipment. Such leases expire at various dates and may include renewals and escalations. The Company often pays maintenance, insurance, and tax expense related to leased assets. Rental expenses under operating leases were $50.1, $55.5 and $51.8 for 2001, 2000 and 1999, respectively. Future minimum operating lease payments under long-term operating leases as of December 31, 2001 are shown below.

2002	$ 55.3
2003	43.6
2004	38.6
2005	30.3
2006	26.5
2007 and thereafter	166.4
Total minimum lease payments	$360.7

With radio frequencies between pilots and air traffic controllers already at capacity and with a growing demand for more channels of information, the U.S. is facing a dangerous communications overload. At A/CD, Tom Jewel and his team provided a gem of a solution to the FAA – a multimode digital radio that quadruples the current channel capacity and can transmit voice and data to create unprecedented communication opportunities for pilots. The FAA is on board with a $580 million order for 37,500 radios and well on its way to providing safer communications coverage for the largest airspace in the world.

NOTE 15
Debt

Debt consists of the following:

December 31,	2001	2000
Commercial paper	$441.3	$445.3
Short-term loans	73.0	110.8
Current maturities of long-term debt	2.7	73.8
Notes payable and current maturities of long-term debt	$517.0	$629.9

Long-term debt	Maturity	Interest Rate	2001	2000
Notes and debentures:	7/1/2001	6.500%	$ –	$ 58.6
	8/1/2001	8.250%	–	13.6
	6/15/2003	8.875%	13.5	13.5
	2/1/2008	8.875%	13.2	13.2
	5/1/2011	6.500%	31.7	31.7
	7/1/2011	7.500%	37.4	37.4
	2/15/2021	9.750%	19.1	19.1
	4/15/2021	9.500%	13.6	13.6
	11/15/2025	7.400%	250.0	250.0
	8/25/2048	(1)	41.0	41.0
Other	2001–2014	(2)	23.6	21.3
Interest rate swaps			42.5	–
Subtotal notes and debentures			485.6	513.0
Less – unamortized discount			(26.5)	(30.8)
Long-term debt			459.1	482.2
Less – current maturities			(2.7)	(73.8)
Net long-term debt			$456.4	$408.4

(1) The interest rate for the note/debenture was 2.04% and 6.60% at December 31, 2001 and 2000, respectively.

(2) The weighted average interest rate was 5.50% and 6.80% at December 31, 2001 and 2000, respectively.

Principal payments required on long-term debt for the next five years are:

2002	2003	2004	2005	2006
$2.7	$17.3	$1.3	$3.4	$3.4

The weighted average interest rate for short-term borrowings was 2.69% and 7.10% at December 31, 2001 and 2000, respectively. The fair value of the Company's short-term loans approximates carrying value. The fair value of the Company's long-term debt is estimated based on comparable Corporate debt with similar remaining maturities. As of December 31, 2001, the fair value of the long-term debt was $493.1, compared to the fair value of $560.0 at December 31, 2000. The year to year decrease in fair value reflects the repayment of two notes with notional amounts totaling $72.2 partially offset by the impact of the decline in interest rates experienced during 2001.

In November 2000, the Company entered into a revolving credit agreement, which expires in November 2005, with 20 domestic and foreign banks providing aggregate commitments of $1.0 billion. The interest rate for borrowings under these agreements is generally based on the London Interbank Offered Rate ("LIBOR"), plus a spread, which reflects the Company's debt rating. The provisions of these agreements require that the Company maintain an interest coverage ratio, as defined, of 3.75 times. At December 31, 2001, the Company's coverage ratio was well in excess of the minimum requirement. The commitment fee on the revolving credit agreement is .125% of the total commitment, based on the Company's current debt ratings. The revolving credit agreement serves as backup for the commercial paper program and is not otherwise restricted.

Assets pledged to secure indebtedness (including mortgage loans) amounted to approximately $37.0 as of December 31, 2001.

NOTE 16
Financial Instruments

The Company uses a variety of derivative financial instruments, including interest rate swaps, foreign currency forward contracts and/or swaps, and on a limited basis, commodity collar contracts, as a means of hedging exposure to interest rate, foreign currency, and commodity price risks.

The Company's credit risk associated with these derivative contracts is generally limited to the unrealized gain on those contracts with a positive fair market value, reduced by the effects of master netting agreements, should any counterparty fail to perform as contracted. The counterparties to the Company's derivative contracts consist of a number of major, international financial institutions. The Company continually monitors the credit quality of these financial institutions and does not expect non-performance by any counterparty.




Financing Strategies and Interest Rate Risk Management:
The Company maintains a multi-currency debt portfolio to fund its operations. The Company at times uses interest rate swaps to manage the Company's debt portfolio, the related financing costs, and interest rate structure.

At December 31, 2001, the Company had interest rate swaps outstanding with notional values totaling $349.4. The carrying value of the swaps at December 31, 2001 was $46.2, including $3.7 of accrued interest. The swaps were designed to manage the interest rate exposure associated with certain long-term debt. The swaps mature at various dates through 2025 and effectively convert much of the long-term debt mentioned in Note 15 above from fixed to variable rate borrowings. The variable interest rates are based on 3-month LIBOR rates plus a spread, which reflects the Company's debt rating, and the coupon of the underlying long-term obligations. The weighted average variable and fixed interest rates were 2.01% and 7.45% at December 2001. There were no ineffective portions of the interest rate swaps and no amounts were excluded from the assessment of effectiveness.

Foreign Currency Risk Management:
The Company has significant foreign operations and conducts business in various foreign currencies. The Company may periodically hedge net investments in currencies other than its own functional currency and non-functional currency cash flows and obligations, including intercompany financings. Changes in the spot rate of debt instruments designated as hedges of the net investment in a foreign subsidiary are reflected in the cumulative translation adjustment component of shareholders' equity. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

As of December 31, 2001, the Company had one foreign currency cash flow hedge that had an appreciation of less than $0.1 during 2001. The appreciation in the hedge is expected to be reclassified into earnings during 2002, but may vary from 2001 results due to changes in market conditions. There were no changes in the forecasted transactions during 2001 regarding their probability of occurring, which would require amounts to be reclassified to earnings.

The notional amounts of the foreign currency forward contract utilized to hedge cash flow exposures was $1.1 at December 31, 2001. There were no foreign currency forward contracts utilized to hedge cash flow exposures as of December 31, 2000. The applicable fair value of the 2001 contract at December 31, 2001 was $1.1. This contract will mature during the first quarter of 2002. There was no ineffective portion of changes in fair values of cash flow hedge positions reported in earnings for the twelve months ended December 31, 2001 and no amounts were excluded from the measure of effectiveness reported in earnings during the twelve months ended December 31, 2001.

At December 31, 2001 and 2000, the Company had foreign forward contracts with notional amounts of $50.3 and $60.0, respectively, to hedge the value of recognized assets, liabilities and firm commitments. The fair values of the contracts were net short positions of $11.5 and $0.6 at December 31, 2001 and 2000, respectively. The ineffective portion of changes in fair values of such hedge positions reported in operating income during 2001 amounted to $0.6. There were no amounts excluded from the measure of effectiveness.

The fair values associated with the foreign currency contracts have been valued using the net position of the contracts and the applicable spot rates and forward rates as of the reporting date.

NOTE 17
Employee Benefit Plans

Pension Plans:
The Company sponsors numerous defined benefit pension plans. The Company funds employee pension benefits, except in some countries outside the U.S. where funding is not required. The plans' assets are comprised of a broad range of domestic and foreign securities, fixed income investments and real estate. In addition to Company sponsored pension plans, certain employees of the Company participate in multi-employer pension plans sponsored by local or national unions. The Company's contribution to such plans amounted to $0.4, $1.5, and $1.3 for the years ended 2001, 2000, and 1999, respectively.

Postretirement Health and Life Insurance Plans:
The Company provides health care and life insurance benefits for certain eligible retired employees. The Company has pre-funded a portion of the health care and life insurance obligations, where such pre-funding can be accomplished on a tax effective basis. The plans' assets are comprised of a broad range of domestic and foreign securities, fixed income investments, and real estate.

Investment and Savings Plans:
The Company sponsors numerous defined contribution savings plans which allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. Several of the plans require the Company to match a percentage of the employee contributions up to certain limits. Matching contributions charged to income amounted to $23.9, $19.1, $18.2 for the years ended 2001, 2000, and 1999, respectively.

In November 2001, our Systems division celebrated the one-year anniversary of its biggest-ever contract win by earning a best-ever rating from the customer. Under the 10-year, $1.3 billion U.S. Air Force Spacelift Range System Contract (SLRSC), Jim Moser and his team are supporting space lift launch ranges on both coasts of the U.S. And doing it so well that they earned a 96 percent award fee rating – the highest ever for a transition company – from the customer. The same positive mindset that enabled the team to produce a winning 8,000-page contract proposal is also allowing them to live up to the promises on each page.



Changes in the benefit obligations, changes in plan assets, the weighted average assumptions and the components of net periodic benefit cost for the years ended 2001, 2000, and 1999 were as follows:

	Pension		Other Benefits	
	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of year	**$3,442.3**	$3,091.0	**$ 470.5**	$ 425.1
Service cost	**58.9**	56.7	**5.0**	4.3
Interest cost	**246.2**	241.4	**34.7**	33.2
Amendments made during the year	**26.7**	0.9	**–**	(10.3)
Actuarial (gain) loss	**96.1**	280.3	**25.1**	54.9
Obligations of acquired companies	**–**	19.8	**–**	–
Benefits paid	**(238.7)**	(232.4)	**(38.7)**	(36.7)
Effect of currency translation	**(14.5)**	(15.4)	**–**	–
Benefit obligation at end of year	**$3,617.0**	$3,442.3	**$ 496.6**	$ 470.5
Change in plan assets				
Fair value of plan assets at beginning of year	**$3,652.1**	$3,859.5	**$ 241.1**	$255.7
Actual return on plan assets	**(189.6)**	(9.8)	**(6.5)**	(0.7)
Assets of acquired companies	**–**	23.3	**–**	–
Employer contributions	**12.5**	6.9	**–**	–
Employee contributions	**0.6**	0.7	**–**	–
Benefits paid	**(225.5)**	(218.4)	**(21.3)**	(13.9)
Effect of currency translation	**(16.6)**	(10.1)	**–**	–
Fair value of plan assets at end of year	**$3,233.5**	$3,652.1	**$ 213.3**	$ 241.1
Funded status	**$ (383.5)**	$209.8	**$(283.3)**	$(229.4)
Unrecognized net transition asset	**0.8**	0.7	**–**	–
Unrecognized net actuarial (gain) loss	**444.8**	(188.0)	**106.3**	58.8
Unrecognized prior service cost	**35.5**	42.1	**(18.9)**	(24.8)
Minimum pension liability adjustment	**(35.8)**	(25.2)	**–**	–
Prepaid (accrued) benefit cost recognized in the balance sheet	**$ 61.8**	$ 39.4	**$(195.9)**	$(195.4)
Weighted-average assumptions as of December 31,				
Discount rate	**7.14%**	7.39%	**7.25%**	7.50%
Expected return on plan assets	**9.61%**	9.73%	**9.75%**	9.75%
Rate of future compensation increase	**4.89%**	4.90%	**5.00%**	5.00%

	Pension			Other Benefits		
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost						
Service cost	**$ 58.9**	$ 56.7	$ 70.9	**$ 5.0**	$ 4.3	$ 5.1
Interest cost	**246.2**	241.4	216.7	**34.7**	33.2	30.6
Expected return on plan assets	**(325.2)**	(302.8)	(270.8)	**(22.5)**	(24.0)	(19.4)
Amortization of transitional asset	**(0.3)**	(5.8)	(5.8)	**–**	–	–
Amortization of net actuarial (gain) loss	**2.3**	1.7	9.8	**2.1**	(0.7)	0.2
Amortization of prior service cost	**9.0**	8.6	8.3	**(5.9)**	(5.9)	(4.7)
Effect of plan curtailment	**–**	–	–	**–**	–	(3.1)
Net periodic benefit cost	**$ (9.1)**	$ (0.2)	$ 29.1	**$ 13.4**	$ 6.9	$ 8.7







The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 8.0% for 2001. The rate was assumed to be 10.0% for 2002, decreasing ratably to 5.0% in 2007. Increasing the table of health care trend rates by one percent per year would have the effect of increasing the benefit obligation by $26.9 and the aggregate service and interest cost components by $2.4. A decrease of one percent in the trend rate would reduce the benefit obligation by $23.0 and the aggregate service and interest cost components by $2.0. To the extent that actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered active employees.

The determination of the assumptions shown in the table above and the discussion of health care trend rates is based on the provisions of the applicable Financial Accounting Standards, the review of various indexes, discussion with our consulting actuaries and the review of competitive surveys in the geographic areas where the plans are sited. Changes in these assumptions would affect the financial condition and results of operations of the Company.

NOTE 18
Shareholders' Equity

Capital Stock:
The Company has authority to issue an aggregate of 250,000,000 shares of capital stock, of which 200,000,000 have been designated as "Common Stock" having a par value of $1 per share and 50,000,000 have been designated as "Preferred Stock" not having any par or stated value. Of the shares of Preferred Stock, 300,000 shares have initially been designated as "Series A Participating Cumulative Preferred Stock" (the "Series A Stock"). Such Series A Stock is issuable pursuant to the provisions of a Rights Agreement dated as of November 1, 1995 between the Company and The Bank of New York, as Rights Agent (the "Rights Agreement"). Capitalized terms herein not otherwise defined are as defined in the Rights Agreement.

The rights issued pursuant to the Rights Agreement (the "Rights") are currently attached to, and trade with, the Common Stock. The Rights Agreement provides, among other things, that if any person acquires more than 15% of the outstanding Common Stock, the Rights will entitle the holders other than the Acquiring Person (or its Affiliates or Associates) to purchase Series A Stock at a significant discount to its market value. Rights beneficially owned by the Acquiring Person, including any of its Affiliates or Associates, become null and void and nontransferable. Rights generally are exercisable at any time after the Distribution Date and at, or prior to, the earlier of the 10th anniversary of the date of the Rights Agreement or the Redemption Date. The Company may, subject to certain exceptions, redeem the Rights as provided for in the Rights Agreement. Each 1/1,000th of a share of Series A Stock would be entitled to vote and participate in dividends and certain other distributions on an equivalent basis with one share of Common Stock. Under certain circumstances specified in the Rights Agreement, the Rights become nonredeemable for a period of time and the Rights Agreement may not be amended during such period.

As of December 31, 2001 and 2000, 56,361,307 and 57,243,719 shares of Common Stock were held in treasury, respectively.

Stock Incentive Plans:
The Company's stock option incentive plans provide for the awarding of options on common shares to employees, exercisable over ten-year periods, except in certain instances of death, retirement or disability. Certain options become exercisable upon the earlier of the attainment of specified market price appreciation of the Company's common shares or at nine years after the date of grant. Other options become exercisable upon the earlier of the attainment of specified market price appreciation of the Company's common shares or over a three-year period commencing with the date of grant. The exercise price per share is the fair market value on the date each option is granted. The Company makes shares available for the exercise of stock options by purchasing shares in the open market or by issuing shares from treasury.

A summary of the status of the Company's stock option incentive plans as of December 31, 2001, 2000, and 1999, and changes during the years then ended is presented below (shares in thousands):

	2001		2000		1999	
		Weighted-Average		Weighted-Average		Weighted-Average
	Shares	**Exercise Price**	**Shares**	**Exercise Price**	**Shares**	**Exercise Price**
Outstanding at beginning of year	**11,856**	**$26.15**	11,752	$23.95	12,175	$21.24
Granted	**2,077**	**37.14**	1,938	33.13	1,835	39.22
Exercised	**(4,415)**	**24.72**	(1,737)	18.89	(2,166)	21.06
Canceled or expired	**(92)**	**28.88**	(97)	29.06	(92)	38.23
Outstanding at end of year	**9,426**	**$29.21**	11,856	$26.15	11,752	$23.95
Options exercisable at year-end	**8,636**	**$28.22**	8,721	$22.81	10,030	$21.34
Weighted-average fair value of options granted during the year		**$11.04**		$10.78		$ 9.50

Gene Sabini, of the Industrial Pump Group, has invented a pump control system to enable today's pumps to last longer than their predecessors. His patented software-driven control system – called PumpSmart™ – can do the thinking for any single or multi-pump system. The PumpSmart™ system lowers output at non-peak times, reducing energy costs by 30 to 70 percent and cutting maintenance and downtime significantly. Its internal logic lets it react to system demands and upsets, eliminating damage to the pump. In 2001, Gene's team developed two new PumpSmart™ product lines, meaning more pumps can look forward to longer service lives.



The Company accounts for these plans using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at the grant dates consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2001	2000	1999
Net income			
As reported	**$276.7**	$264.5	$232.9
Pro forma	**249.6**	252.5	221.8
Basic earnings per share			
As reported	**$ 3.14**	$ 3.01	$ 2.61
Pro forma	**2.83**	2.87	2.49
Diluted earnings per share			
As reported	**$ 3.05**	$ 2.94	$ 2.53
Pro forma	**2.75**	2.81	2.41

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions for grants in 2001, 2000, and 1999: dividend yield of 1.89%, 1.99%, and 2.01% respectively; expected volatility of 27.61%, 26.79%, and 21.06%, respectively; expected life of six years; and risk-free interest rates of 4.91%, 6.73%, and 4.82%, respectively.

The following table summarizes information about the Company's stock options at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$15.69–15.72	1,535	2.3 years	$15.71	1,535	$15.71
20.32–28.38	2,442	4.1 years	23.15	2,442	23.15
30.31–34.81	2,342	7.2 years	32.35	2,342	32.35
35.25–46.04	3,107	8.1 years	38.27	2,317	37.69
	9,426			8,636	

As of December 31, 2001, 4,175,776 shares were available for future grants. Effective January 1, 2002, option shares available for future grants increased by 2,177,220 as a result of the annual limitation formula established in the 1994 ITT Industries Incentive Stock Plan. The incentive stock plan also provides for awarding restricted stock subject to a restriction period in which the stock cannot be sold, exchanged, or pledged. There were no restricted stock amounts in 2001 or 2000. In 1999, 30,000 shares of restricted stock were awarded under this plan.

During 2001, 2000, and 1999, pursuant to the ITT Industries 1996 Restricted Stock Plan for Non-Employee Directors, the Company awarded 7,469, 13,626, and 10,248 restricted shares with five-year restriction periods, respectively, in payment of the annual retainer for such directors. Restrictions may lapse earlier depending on certain circumstances.





NOTE 19
Commitments and Contingencies

The Company is involved in various legal actions including, among other things, those related to government contracts and environmental matters. Some of these actions include claims for substantial amounts. Accruals have been established where the outcome is probable and can be reasonably estimated. While the ultimate results of these legal actions and related claims cannot be determined, the Company does not expect that they will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

In the ordinary course of business, and similar to other industrial companies, the Company is subject to extensive and changing federal, state, local, and foreign environmental laws and regulations. As of December 31, 2001, the Company is responsible, or is alleged to be responsible, for environmental investigation and remediation at sites in various countries. The Company has received notice that it is considered a potentially responsible party ("PRP") at a number of those sites by the United States Environmental Protection Agency ("EPA") and/or a similar state agency under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") or its state equivalent. In many of these proceedings, the Company's liability is considered de minimis. In Glendale, California, the Company has been involved in an environmental proceeding relating to the San Fernando Valley aquifer. The Company is one of numerous PRPs who are alleged by the EPA to have contributed to the contamination of the aquifer. In January 1999, the EPA filed a complaint in the United States District Court for the Central District of California against the Company and Lockheed Martin Corporation, United States v. ITT Industries, Inc. and Lockheed Martin Corp. CV99-00552 SVW AIJX, to recover costs it has incurred in connection with the foregoing. In May 1999, the EPA and the PRPs, including the Company and Lockheed Martin, reached a settlement, and a consent decree requiring the PRPs to perform additional remedial activities was entered in August 2000.

In a suit filed several years ago by the Company, in the California Superior Court, Los Angeles County, ITT Corporation, et al. v. Pacific Indemnity Corporation et al., against its insurers, the Company is seeking recovery of costs it incurred in connection with the Glendale case and other environmental matters. In April 1999, the California Superior Court granted partial summary judgment under California law, dismissing certain claims in the California action. The California Court of Appeals accepted the Company's petition for review of the California Superior Court's order and in March 2001, dismissed the petition without prejudice, allowing the Company to reassert two of its arguments in the California Superior Court. ITT presented those arguments to the Court, and in January 2002, the Court dismissed seventeen cases from the California case. The Company is considering whether to appeal. The Company has negotiated settlements with certain defendant insurance companies, is engaged in negotiations with others, and is prepared to pursue its legal remedies where reasonable negotiations are not productive.

The Company has accrued for environmental remediation costs associated with identified sites consistent with the policy set forth in Note 1, "Accounting Policies." In management's opinion, the total amounts accrued and related receivables are appropriate based on existing facts and circumstances. It is difficult to estimate the total costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of contamination and the Company's share, if any, of liability for such problems, the selection of alternative remedies, and changes in clean-up standards. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

The Company and its subsidiaries from time to time are involved in legal proceedings that are incidental to the operation of their businesses. Some of these proceedings allege damages against the Company relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, asbestos exposure, or other product liability related matters), employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. The Company will continue to vigorously defend itself against all claims. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information including the Company's assessment of the merits of the particular claim, as well as its current reserves and insurance coverage, the Company does not expect that such legal proceedings will have any material adverse impact on the cash flow, results of operations, or financial condition of the Company on a consolidated basis in the foreseeable future.

At our Aerospace/Communications Division, the production line for the SINCGARS combat radios has been in operation for 13 years. The end product is a technological marvel, but the manufacturing process was not lean – until 2001. Using Lean Manufacturing tools, Mike Hayman and his team re-imagined the entire line with an eye toward improving delivery times by eliminating everything that didn't add value. They explored every process – handling, assembling, inspecting and testing – and documented everything in the manufacturing flow. In the end, the team reduced cycle time by over 50 percent and improved annual profit margins by several million dollars.





NOTE 20

Business Segment Information

	Fluid Technology	Defense Electronics & Services	Motion & Flow Control	Electronic Components	Corporate, Eliminations & Other	Total
2001						
Sales and revenues	**$1,829.7**	**$1,304.8**	**$898.7**	**$647.0**	**$ (4.5)**	**$4,675.7**
Operating income:						
Before restructuring and other special items	**218.4**	**123.6**	**117.7**	**85.9**	**(51.1)**	**494.5**
Restructuring and other special items	**(16.0)**	**–**	**(8.1)**	**(69.6)**	**(4.0)**	**(97.7)**
After restructuring and other special items	**202.4**	**123.6**	**109.6**	**16.3**	**(55.1)**	**396.8**
Earnings (loss) of unconsolidated companies	**0.1**	**1.4**	**1.0**	**–**	**–**	**2.5**
Total segment profit (loss)	**202.5**	**125.0**	**110.6**	**16.3**	**(55.1)**	**399.3**
Net interest expense						**(62.0)**
Miscellaneous expense[(a)]						**(3.9)**
Income from continuing operations before income tax						**$ 333.4**
Long-lived assets	**321.6**	**141.8**	**199.0**	**123.6**	**5.0**	**791.0**
Investments in unconsolidated companies	**6.9**	**47.4**	**8.5**	**–**	**–**	**62.8**
Total assets	**1,616.4**	**793.7**	**635.6**	**714.1**	**748.6**	**4,508.4**
Gross plant additions	**55.6**	**31.0**	**43.1**	**44.0**	**0.3**	**174.0**
Depreciation	**54.5**	**24.9**	**33.8**	**38.2**	**1.8**	**153.2**
Amortization	**22.3**	**8.7**	**8.7**	**14.8**	**5.2**	**59.7**
2000						
Sales and revenues	$ 1,834.2	$ 1,334.6	$ 888.9	$ 774.6	$ (2.9)	$ 4,829.4
Operating income	206.2	117.3	124.3	99.0	(53.7)	493.1
Earnings (loss) of unconsolidated companies	(0.5)	2.2	1.8	–	–	3.5
Total segment profit (loss)	205.7	119.5	126.1	99.0	(53.7)	496.6
Net interest expense						(75.2)
Miscellaneous expense[(a)]						(1.5)
Income before income tax expense						$ 419.9
Long-lived assets	343.3	138.8	198.1	160.9	24.3	865.4
Investments in unconsolidated companies	6.9	37.2	7.6	0.4	–	52.1
Total assets	1,656.8	861.0	676.3	751.8	665.5	4,611.4
Gross plant additions	55.6	35.1	44.6	45.8	(0.5)	180.6
Depreciation	55.1	26.1	31.4	35.7	2.3	150.6
Amortization	18.4	8.5	8.3	10.0	6.0	51.2
1999						
Sales and revenues	$ 1,814.3	$ 1,413.9	$ 877.9	$ 516.0	$ 10.1	$ 4,632.2
Operating income:						
Before restructuring and other special items	173.6	108.8	123.7	62.1	(57.6)	410.6
Restructuring and other special items	(6.0)	3.9	(3.0)	9.7	–	4.6
After restructuring and other special items	167.6	112.7	120.7	71.8	(57.6)	415.2
Earnings (loss) of unconsolidated companies	(0.2)	2.1	1.2	–	–	3.1
Total segment profit (loss)	167.4	114.8	121.9	71.8	(57.6)	418.3
Net interest expense						(46.8)
Miscellaneous expense[(a)]						(1.8)
Income before income tax expense						$ 369.7
Long-lived assets	346.0	146.0	190.7	137.0	27.3	847.0
Investments in unconsolidated companies	8.5	29.9	6.2	0.5	–	45.1
Total assets	1,712.0	839.1	700.0	463.6	744.9	4,459.6
Gross plant additions	73.3	55.7	42.4	55.7	0.8	227.9
Depreciation	56.3	26.0	31.5	28.1	2.4	144.3
Amortization	18.6	3.1	6.8	0.8	7.5	36.8

(a) Excludes earnings of companies on an equity basis.

	Net Sales and Revenues			Long-Lived Assets		
	2001	2000	1999	**2001**	2000	1999
Geographical Information						
United States	**$2,781.8**	$2,830.4	$2,696.1	**$453.9**	$497.3	$504.1
Western Europe	**1,179.5**	1,216.2	1,194.7	**268.1**	297.2	282.0
Asia Pacific	**295.1**	362.1	339.7	**43.5**	46.7	48.5
Other	**419.3**	420.7	401.7	**25.5**	24.2	12.4
Total Segments	**$4,675.7**	$4,829.4	$4,632.2	**$791.0**	$865.4	$847.0

Sales and revenue by product category, net of intercompany balances, is as follows:

	2001	2000	1999
Sales and Revenues by Product Category			
Pumps & Complementary Products	**$1,727.5**	$1,750.3	$1,732.0
Defense Services	**713.4**	588.4	554.5
Connectors & Switches	**609.4**	734.0	476.2
Defense Products	**583.2**	730.3	844.4
Fluid Handling	**437.3**	425.6	429.4
Flow Control	**166.5**	159.1	117.0
Engineered Valves	**102.1**	83.7	81.9
Brakes	**146.6**	140.0	157.4
Shock Absorbers	**77.0**	82.6	90.3
Marine Products	**68.1**	78.2	79.7
Network Systems & Services	**36.3**	40.6	39.8
Other	**8.3**	16.6	29.6
Total	**$4,675.7**	$4,829.4	$4,632.2

Defense Electronics & Services had sales and revenues from the United States government of $1,104.9, $1,023.6, and $1,054.0, for 2001, 2000, and 1999, respectively. Apart from the United States government, no other government or commercial customer accounted for 10% or more of sales and revenues for the Company.

Fluid Technology:
This segment contains the Company's pump businesses, including brands such as Flygt®, Goulds®, Bell & Gossett®, A-C Pump®, Lowara®, Vogel®, and Richter™, making the Company the world's largest pump producer. Businesses within this segment also supply mixers, heat exchangers, engineered valves and related products with brand names such as McDonnell & Miller® and ITT Standard® in addition to those mentioned above. This segment represents approximately 39% of the Company's sales and revenues and approximately 40% of its segment operating income for 2001, excluding restructuring and other special items.

Defense Electronics & Services:
The businesses in this segment are those that directly serve the military and government agencies with products and services. These include air traffic control systems, jamming devices that guard military planes against radar guided missiles, digital combat radios, night vision devices and satellite instruments. Approximately 44% of the sales and revenues in this segment are generated through contracts for technical and support services which the Company provides for the military and other government agencies. Approximately 85%, 77%, and 75% of 2001, 2000, and 1999 Defense Electronics & Services sales and revenues, respectively, were to the U.S. government. The Defense Electronics & Services segment represents about 28% of the Company's sales and revenues and 23% of its segment operating income in 2001, excluding restructuring and other special items.

Motion & Flow Control:
Businesses in the Motion & Flow Control segment produce switches and valves for industrial and aerospace applications, products for the marine and leisure markets under the brands Jabsco®, Rule® and Danforth®, fluid handling materials such as tubing systems and connectors for various automotive and industrial markets, and specialty shock absorbers under the brand Koni®, and brake friction materials for the transportation industry. The Motion & Flow Control segment accounts for approximately 19% of the Company's sales and revenues and approximately 21% of its segment operating income for 2001, excluding restructuring and other special items.

Electronic Components:
This business consists of the Company's products marketed under the Cannon® brand. These products include connectors, switches and cabling used in communications, computing, aerospace and industrial applications as well as network services. This segment represents about 14% of the Company's sales and revenues and 16% of its segment operating income for 2001, excluding restructuring and other special items.

Corporate and Other:
This primarily includes the operating results and assets of Corporate Headquarters.

For the next decade, our Spaceport Systems International operation will integrate and support space vehicles and payloads for the National Reconnaissance Office. Winning the business meant convincing the U.S. Air Force that commercial facilities – and ours especially – could compete technologically with the best government-run operations. With a crack crew and huge, state-of-the-art facility, SSI's Earl Severo changed the government's long-time belief that in-house payload processing is the only way to fly – and earned the $24.1 million contract. By leading change, he and his company have become a leader in the commercial payload processing industry.





NOTE 21

Quarterly Results for 2001 and 2000

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three Months Ended				
	Mar. 31	June 30	Sept. 30	Dec. 31	Year
2001					
Sales and revenues	$1,186.0	$1,184.3	$1,123.6	$1,181.8	$4,675.7
Costs of sales and revenues[(a)]	878.8	875.9	837.3	877.2	3,469.2
Income from continuing operations	59.1	76.1	67.5	14.0	216.7
Net income	59.1	76.1	67.5	74.0	276.7
Income from continuing operations per share					
– Basic[(b)]	$ 0.67	$ 0.87	$ 0.77	$ 0.16	$ 2.46
– Diluted	$ 0.65	$ 0.84	$ 0.75	$ 0.15	$ 2.39
Net income per share					
– Basic[(b)]	$ 0.67	$ 0.87	$ 0.77	$ 0.84	$ 3.14
– Diluted	$ 0.65	$ 0.84	$ 0.75	$ 0.81	$ 3.05
Common stock information					
Price range:					
High	$ 44.25	$ 49.00	$ 46.20	$ 52.00	$ 52.00
Low	$ 35.55	$ 37.95	$ 42.00	$ 43.19	$ 35.55
Close	$ 38.75	$ 44.25	$ 44.80	$ 50.50	$ 50.50
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.60
2000					
Sales and revenues	$ 1,210.0	$ 1,227.5	$ 1,176.7	$ 1,215.2	$ 4,829.4
Costs of sales and revenues[(a)]	911.0	915.9	873.5	886.1	3,586.5
Income from continuing operations	51.3	70.2	64.9	78.1	264.5
Net income	51.3	70.2	64.9	78.1	264.5
Income from continuing operations per share					
– Basic	$ 0.58	$ 0.80	$ 0.74	$ 0.89	$ 3.01
– Diluted	$ 0.57	$ 0.78	$ 0.72	$ 0.87	$ 2.94
Net income per share					
– Basic	$ 0.58	$ 0.80	$ 0.74	$ 0.89	$ 3.01
– Diluted	$ 0.57	$ 0.78	$ 0.72	$ 0.87	$ 2.94
Common stock information					
Price range:					
High	$ 34.94	$ 36.19	$ 34.94	$ 39.63	$ 39.63
Low	$ 22.38	$ 28.63	$ 29.63	$ 29.75	$ 22.38
Close	$ 31.06	$ 30.38	$ 32.44	$ 38.75	$ 38.75
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.60

(a) Includes research, development, and engineering expenses.

(b) The sum of the quarters' earnings per share does not equal the full year amounts due to rounding.

The above table reflects the range of market prices of the Company's common stock for 2001 and 2000. The prices are as reported in the consolidated transaction reporting system of the New York Stock Exchange, the principal market in which the Company's common stock is traded, under the symbol "ITT." The Company's common stock is listed on the following exchanges: Frankfurt, London, Midwest, New York, Pacific, and Paris.

During the period from January 1, 2002 through February 28, 2002, the high and low reported market prices of the Company's common stock were $59.85 and $45.80, respectively. The Company declared dividends of $0.15 per common share in the first quarter of 2002. There were approximately 34,869 holders of record of the Company's common stock on February 28, 2002.






Selected Financial Data
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999	1998	1997
Results and Position					
Sales and revenues	**$4,675.7**	$4,829.4	$4,632.2	$4.492.7	$4,207.6
Operating income (loss)[(a)]	**396.8**	493.1	415.2	(74.6)	141.3
Income (loss) from continuing operations[(a)]	**216.7**	264.5	232.9	(97.6)	11.9
Net income	**276.7**	264.5	232.9	1,532.5	108.1
Income from continuing operations, as adjusted[(b)]	**280.2**	264.5	230.0	146.0	95.9
Expenditures on plant additions	**174.0**	180.6	227.9	212.9	212.5
Depreciation and amortization	**212.9**	201.8	181.1	195.6	196.9
Total assets	**4,508.4**	4,611.4	4,459.6	4,978.6	5,058.4
Total assets, excluding discontinued operations	**4,508.4**	4,611.4	4,459.6	4,978.6	4,127.0
Long-term debt	**456.4**	408.4	478.8	515.5	531.2
Total debt	**973.4**	1,038.3	1,088.1	767.1	2,172.6
Cash dividends declared per common share	**0.60**	0.60	0.60	0.60	0.60
Earnings Per Share					
Income from continuing operations, as adjusted[(b)]					
Basic	**$ 3.18**	$ 3.01	$ 2.58	$ 1.29	$ 0.81
Diluted	**$ 3.09**	$ 2.94	$ 2.50	$ 1.29	$ 0.79
Net income					
Basic	**$ 3.14**	$ 3.01	$ 2.61	$ 13.55	$ 0.91
Diluted	**$ 3.05**	$ 2.94	$ 2.53	$ 13.55	$ 0.89

(a) Income from continuing operations in 2001, 1999, 1998 and 1997 includes (income) charges of $97.7, $(4.6), $399.4 and $137.8 pretax, respectively, or $63.5, $(2.9), $243.6 and $84.0, after-tax, respectively, for restructuring and other special items as described in Note 4.

(b) Income from continuing operations, after-tax, in 2001, as adjusted, excludes restructuring and other special items of $63.5, after-tax; and income from discontinued operations of $60.0, after-tax. Income from continuing operations in 1999, as adjusted, excludes restructuring and other special items of $(2.9) after-tax. Income from continuing operations in 1998, as adjusted, excludes the items in note (a) above and $83.2, after-tax, for operating income from discontinued operations; $1,546.9, after-tax, for gain on sale of ITT Automotive operations. The 1997 net income from continuing operations, as adjusted, excludes the items in note (a) above and operating income from discontinued operations of $101.8, after-tax; and a charge for the cumulative effect of accounting change of $5.6, after-tax.

For three decades, Luciano Nicoletti has been turning two-dimensional drawings into three-dimensional objects. As the manager of the prototype department for our Lowara pump business, he is part artist, part builder, part engineer and part torturer. After building a prototype, he applies tough love – pushing his creations to their limits with rigorous testing. Luciano is the first person to see Lowara's new products as real, working pumps, but with his care, dedication and commitment, he is making sure the last person to see the pump – the customer – is getting the best product on the market.





Shareholder Information

Transfer Agent and Registrar for Common Stock
The Bank of New York
(800) 254-2823

Address shareholder inquiries to:
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, New York 10286

Send certificates for transfer and address changes to:
Receive and Deliver Department – 11W
P.O. Box 11002
Church Street Station
New York, New York 10286

E-mail Address:
Shareowner-svcs@bankofny.com

The Bank of New York's Stock Transfer Website:
http://stockbny.com

Trustees and Registrars for Notes and Debentures

Bankers Trust Company
New York, New York 10006

State Street Bank & Trust Company
Boston, Massachusetts 02102

The Bank of New York
New York, New York 10016

Independent Auditors
Arthur Andersen LLP (for 2001)
400 Atlantic Street
Stamford, Connecticut 06912

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:30 a.m. on Tuesday, May 7, 2002 at:
Tappan Hill
81 Highland Avenue
Tarrytown, New York 10591

Ombudsman Program
The ITT Industries Ombudsman Program encourages employees to report possible violations of our Code of Corporate Conduct or other misconduct. This process has helped enable the Company to take immediate corrective action where necessary. The ITT Industries Ombudsman can be contacted at:
1 (800) 777-1738.

Corporate Headquarters
ITT Industries, Inc.
4 West Red Oak Lane
White Plains, New York 10604
Tel: (914) 641-2000
Fax: (914) 696-2950
Website: www.itt.com

For general corporate information contact:
Thomas R. Martin
Senior Vice President
Director, Corporate Relations
E-mail: tom.martin@itt.com
or
Thomas E. Glover
Director, Public Relations
E-mail: tom.glover@itt.com

For financial and industry information contact:
Theodore P. Economou
Director, Investor Relations
E-mail: theodore.economou@itt.com

The 2001 Annual Report on Form 10-K for ITT Industries, Inc. can be obtained without charge by writing:
Charles I. Dougherty
Manager, Stock Administration
E-mail: charles.dougherty@itt.com

Corporate Officers



Front row, left to right

Donald E. Foley
Vice President,
Treasurer and
Director of Taxes

Kathleen S. Stolar
Vice President, Secretary and
Associate General Counsel

Louis J. Giuliano
Chairman, President and
Chief Executive Officer

James D. Fowler, Jr.
Senior Vice President and
Director, Human Resources

Middle row, left to right

Robert W. Beicke
Vice President, Associate General
Counsel and Assistant Secretary

Thomas R. Martin
Senior Vice President and
Director, Corporate Relations

Gerard Gendron
Senior Vice President, ITT Industries
President, Electronic Components

Vincent A. Maffeo
Senior Vice President and
General Counsel

Brenda L. Reichelderfer
Vice President, ITT Industries
President, Motion & Flow Control

Martin Kamber
Senior Vice President and
Director, Corporate Development

Usha Wright
Vice President, Associate General
Counsel and Director,
Environment, Safety and Health

Back row, left to right

David J. Anderson
Senior Vice President and
Chief Financial Officer

Robert L. Ayers
Senior Vice President, ITT Industries
President, Fluid Technology

Lawrence J. Swire
Vice President, Associate General
Counsel and Assistant Secretary

Henry J. Driesse
Senior Vice President, ITT Industries
President, Defense Electronics & Services

Edward W. Williams
Senior Vice President and
Corporate Controller

Richard Hamilton
Senior Vice President, ITT Industries
President (retired), Motion & Flow Control

Board of Directors



Committees of the Board

1. Audit Committee
2. Capital Committee
3. Compensation and Personnel Committee
4. Corporate Responsibility Committee
5. Nominating and Governance

Front row, left to right

Frank T. MacInnis [2,3,5]
Chairman and Chief Executive Officer,
EMCOR Group, Inc.

Louis J. Giuliano [2]
Chairman, President and Chief Executive Officer,
ITT Industries, Inc.

Markos I. Tambakeras [2,3,4]
President and Chief Executive Officer,
Kennametal, Inc.

Curtis J. Crawford [2,3,4,5]
Chairman of the Board,
ON Semiconductor

Back row, left to right

Rand V. Araskog [2,4]
Chairman and Chief Executive Officer (retired),
ITT Corporation

Linda S. Sanford [1,2,3,4]
Senior Vice President and Group Executive,
Storage Systems Group,
IBM Corporation

John J. Hamre [1,2,5]
President and Chief Executive Officer,
Center for Strategic & International Studies

Christina A. Gold [1,2,4,5]
Chairman, President and Chief Executive Officer,
Excel Communications, Inc.

Raymond W. LeBoeuf [1,2,3,5]
Chairman of the Board and Chief Executive Officer,
PPG Industries, Inc.

ITT Industries, Inc.
4 West Red Oak Lane
White Plains, NY 10604
www.itt.com